    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2000
                                                              FILE NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            TERREMARK WORLDWIDE, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                                           52-1989122
 ------------------------------                          ----------------------
(State or Other Jurisdiction of                            (I.R.S. Employer
 Incorporation or Organization)                          Identification Number)


                             2601 S. Bayshore Drive
                          Coconut Grove, Florida 33133
                                 (305) 856-3200
--------------------------------------------------------------------------------
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)


                                Brian K. Goodkind
              Executive Vice President and Chief Operating Officer
                            Terremark Worldwide, Inc.
                             2601 S. Bayshore Drive
                          Coconut Grove, Florida 33133
                                 (305) 856-3200
--------------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)



                          COPIES OF COMMUNICATIONS TO:
                              Paul Berkowitz, Esq.
                             Julie M. Levitt, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
                  From time to time or at one time after this
                    Registration Statement becomes effective


         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                       Amount to be        Proposed Maximum               Proposed Maximum            Amount of
 Title of Shares to be Registered       Registered     Aggregate Price Per Unit(1)   Aggregate Offering Price     Registration Fee
 --------------------------------      ------------    ---------------------------   ------------------------     ----------------
Common Shares, $0.001 par value (1)     412,500                 $2.33                       $961,125                  $253.74

===================================================================================================================================

------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices as reported on the American Stock Exchange of the registrant's common stock on October 6, 2000.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================










================================================================================

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS

                           TERREMARK WORLDWIDE, INC.

                             ---------------------

                               412,500 SHARES OF
                                  COMMON STOCK

                             ---------------------

     The selling securityholders named on page 14 may offer for sale up to 412,500 shares of our common stock.

     We will not receive any proceeds from the sale of the shares offered.

     Our common stock is listed on the American Stock Exchange under the symbol "TWW." On October 12, 2000, the closing price of the common stock was $2.30 per share.

     These securities involve a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus.

     The selling securityholders may sell, directly or through one or more underwriters, brokers, dealers or agents in one or more transactions in the market, all or a portion of the securities offered. Any underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of shares for whom they may act as agent. This compensation may be in excess of those customary in the types of transactions involved. See "Plan of Distribution."

     This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is October __, 2000.

                               TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements........    i
Prospectus Summary..........................................    1
Risk Factors................................................    3
Use of Proceeds.............................................   12
Selling Stockholders........................................   13
Plan of Distribution........................................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Legal Matters...............................................   25
Experts.....................................................   25
Where You Can Obtain Additional Information.................   25
Incorporation by Reference..................................   26

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain "forward-looking statements" based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may," and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in "Risk Factors" and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                               PROSPECTUS SUMMARY

THE COMPANY

     We are a company that provides telecom services, telecom facilities management and real estate services. We were founded in 1982. On April 28, 2000, our predecessor, Terremark Holdings, Inc., completed a reverse merger with AmTec, Inc., a public company. Through an equity investment and other alliances, we provide long distance international telecommunication services, including telephony and data, to Asia and develop Internet Protocol (IP) fax services in Hong Kong, Guangdong Province of the People's Republic of China and Taiwan. We have combined our expertise in telecommunications and real estate operations by developing and managing facilities used by large telecommunications companies and internet service providers to house equipment and operate their businesses. Through our 80% owned subsidiary, ColoConnection, Inc., we plan to lease certain space within these and other telecommunications facilities for build-out and sub-leasing to smaller carriers, internet service providers and web hosting companies.

     Our traditional commercial and mixed use development activities include concept development, acquisition of land, project design, equity and financing arrangement, construction, sales and leasing. Under various service agreements, we currently manage commercial and residential property. Management activities include operations, maintenance, leasing and brokerage services. We also develop and sell condominium hotel units under our Fortune House concept. Fortune House allows owners of condominium units to participate in a hotel-style rental program while not in residence.

     In connection with the merger between Terremark Holdings and AmTec, we issued 78,539,830 shares of our common stock to Terremark Holdings shareholders. Vistagreen Holdings (Bahamas), Ltd., Paradise Stream (Bahamas) Limited and Moraine Investments, Inc., which we refer to in this document as the Vistagreen Group, purchased for $28,122,925.51, at the time of the merger, 68,722,349 shares of our common stock. This amount represented the proceeds from our sale of Terremark Centre, an office building in Miami, Florida and subsequent payment of the promissory notes we issued to the Vistagreen Group for our purchase of the building.

RECENT DEVELOPMENTS

     On August 9, 2000, we acquired 80% of the shares of Spectrum Telecommunications Corp., a privately held, Miami-based provider of telecommunications services with operations in Brazil, Chile and Peru. We have an option, until February 2002, to acquire the remaining 20% of its shares. Using Spectrum's existing operations and network of personnel, in-country partners, equipment and customers in Latin America, we intend to build a telecommunications company which provides telecommunications services and infrastructure throughout Latin America. In Latin America, we plan to provide facilities, networking, voice over internet protocol and other value-added services to corporate and business customers, internet service providers and other carriers. In connection with the acquisition, we issued 3,000,000 shares of our common stock to Spectrum shareholders.

     On August 15, 2000, we acquired IXS.NET, an internet telephony service provider with operations primarily in the People's Republic of China, Hong Kong and Taiwan. Prior to the acquisition, we held debt of IXS.NET, which was convertible into 25% of its equity. In connection with the acquisition, we issued 412,500 shares of our common stock to IXS.NET shareholders.

     On September 13, 2000, we entered into a 20 year lease for a 45,000 square foot, carrier-neutral co-location facility in Silicon Valley. The site will be used to provide finished space for multiple parties' telecommunications equipment. We estimate that the site will be operational in early 2001.

     In September 2000, we entered into an agreement with Telcordia Technologies, Inc., to jointly design, engineer, build, finance, operate, market and manage a tier-one network access point (NAP) which will be called NAP of the Americas. NAP of the Americas will provide carrier-neutral connectivity, public and private peering, co-location space in the NAP premises and a full menu of related value-added services. NAP of the Americas will handle Internet traffic between the Americas and the Caribbean and between the U.S. and Europe. NAP of the Americas will be housed in the Technology Center of the Americas (TECOTA), which is currently under construction in Miami, Florida.

     The shares being registered consist of the 412,500 shares of common stock which we issued in exchange for the outstanding common stock of IXS.NET.

IXS.NET, which was convertible into 25% of its equity. In connection with the acquisition, we issued 412,500 shares of our common stock to IXS.NET shareholders.


     AmTec was founded in 1982 and, since April 1995, has been engaged in the business of making equity investments in companies developing telecommunications networks in China. In January 1996, we sold substantially all of the assets of ITV Communications, Inc., our former primary operating subsidiary. On July 8, 1997, we changed our name to AmTec, Inc. from AVIC Group International, Inc. Pursuant to the merger with Terremark Holdings completed on April 28, 2000, we changed our name from AmTec, Inc. to Terremark Worldwide, Inc. Our principal executive office is located at 2601 S. Bayshore Drive, Coconut Grove, Florida 33133. Our telephone number is (305) 856-3200.

                                  RISK FACTORS

     These securities are speculative in nature, involve a high degree of risk, and should not be purchased by anyone who cannot afford the loss of his or her entire investment. Prior to making an investment decision with respect to these securities, you should carefully consider, along with the other matters discussed in this prospectus, the risk factors set forth below. If any of the following risks actually occur, our business, financial condition, results of operations and prospects may be seriously harmed and the trading price of our common stock may decline. If any of these things happen, you may lose all or part of your investment.

RISKS RELATED TO OUR MERGER

     Integration of the operations of amTec and Terremark may be difficult and may lead to adverse effects. Realization of the anticipated benefits of the merger will depend in part on whether we can integrate our operations in an efficient and effective manner. Successful integration will require combining the companies' respective:

     - management cultures;

     - strategic goals;

     - boards of directors; and

     - business development efforts.

     We may not accomplish this integration smoothly or successfully. The diversion of the attention of management to the integration effort could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. Furthermore, employee morale may suffer, and we may have difficulty retaining key managerial personnel. If we are unable to address any of the foregoing risks, it could materially our business and impair the value of our stock.

     The merger has resulted and will continue to result in costs of integration and transaction expenses that could adversely affect our financial results. If the benefits of the merger do not exceed the associated costs, our financial results could be adversely affected. Although the total transaction costs associated with the merger were estimated to be approximately $2 million, actual costs may substantially exceed our estimates. In addition, unexpected expenses associated with integrating the two companies may arise.

     We have a history of losses and may not generate sufficient revenue to
achieve profitability.   We had losses of $5.5 million for the three months
ended June 30, 2000. AmTec had losses of $4.6 million during the fiscal year ended March 31, 2000 and $5.6 million for the year ended March 31, 1999. AmTec had no revenues in 1999, 1998 or 1997. AmTec had an accumulated deficit of $38.6 million as of March 31, 2000. Terremark incurred losses of $6.0 million for the year ended March 31, 2000 and had net income of $624,000 during the fiscal year ended March 31, 1999. Terremark had a retained deficit of $11.7 million as of March 31, 2000. We may not be able to generate enough revenue to achieve profitability in the event of continued or growing losses from our telecommunications or real estate operations.

RISKS RELATED TO OUR NEW BUSINESS MODEL

     We have recently, as a result of the merger, added a new focus of our business and, if we are not successful in this business, the value of your
investment may decline.   Our primary business will now involve both
telecommunications and real estate. Because of this new focus, our results of operations to date may not reflect future results. In addition, we will encounter challenges and difficulties frequently encountered by early-stage companies in new and evolving markets. We may not successfully address any of these challenges and the failure to do so would seriously harm our business and operating results. These challenges include our:

     - dependence on our telecommunications joint ventures;

     - dependence on the growth of our new and evolving markets;

     - need to expand our customer base;

     - need to develop new services and projects;

     - need to compete effectively;

     - need to manage expanding operations;

     - need to establish strategic partnership, marketing and distribution arrangements; and

     - dependence on key personnel.

     In addition, because of our lack of operating history in combining telecommunications and real estate operations, we have limited insight into trends that may emerge and affect our business. Addressing these challenges may require us to incur significant expenditures.

     The market for our common stock is highly volatile.   The market price and
trading volume of our common stock has been volatile and may be significantly affected by such factors as our financial performance, the market price of our competitors' stock, or market conditions in general. The market prices for telecommunications and real estate companies have in the past been and can in the future be expected to be especially volatile. During the 12 month period October 1, 1999 through October 1, 2000, our common stock has traded in a range between $ 7/8 ($.88) per share and $5 15/16 ($5.94) per share. As of October 12, 2000, the closing price of our common stock on the AMEX was $2.30. Price fluctuations may occur that are not necessarily related to the operating performance of our company.

     The market price of our common stock will continue to be subject to substantial volatility as a result of many factors, including:

     - regulatory changes and developments that affect either component of our business;

     - establishment of additional corporate partnerships or joint ventures;

     - economic and other external factors; and

     - fluctuations in our financial results and degree of trading liquidity in our common stock.

     One or more of these factors could significantly harm our business and decrease the price of our common stock in the public market.

     Our business model is based upon us raising equity and obtaining additional
financing.   We are not sure we will be able to raise sufficient funds on acceptable terms or at all. Our inability to raise sufficient funds could affect our ability to meet our debt service and other obligations and would affect our ability to carry out our growth strategy. This would detract from our time to market and our ability to pursue our growth strategy. We have made substantial investments in human resources and support structures to facilitate planned operations. Accordingly, failure to raise sufficient funds would necessitate making adjustments to our human capital until such funds are obtained.

     We are dependent on key personnel.   We are highly dependent on the
services of Manuel D. Medina, our Chairman. The loss of Mr. Medina could materially harm our business. The merger and integration of the separate businesses, and our potential growth and expansion, are expected to place increased demands on our management skills and resources. We cannot assure you that we will be able to retain and attract skilled and experienced management. The failure to attract and retain personnel could materially harm our business and impair the price of our stock.

     Our limited operating and financial systems resources may make it difficult to manage future growth. We may not be able to keep pace with a high level of growth. Our ability to effectively manage the growth and expansion contemplated by our growth strategy will require that we implement and improve our operating and financial systems. We will also need to expand, train and manage a growing base of employees in numerous markets and locations around the world.

     You should not expect to receive dividends on our common stock.   We have
not paid dividends on our common stock to date and have no plans for paying dividends on the common stock in the foreseeable future. We have certain obligations to pay dividends in kind, which are to be paid in common stock to holders of the Series G preferred shares. Except for the dividends in kind which we will pay on the shares of issued and outstanding preferred stock, and cash or in-kind dividends which we may pay on other preferred stock that may be issued in the future that require dividends, we intend to retain any earnings to pay for the expansion of our business.

RISK RELATED TO ACQUISITIONS

     Acquisitions have resulted and will continue to result in costs and
expenses that could adversely affect our financial results.   We intend to
continue to make targeted purchases of other companies and business that we believe would complement or expand our existing business. Acquisitions involve a number of risks that could adversely affect our financial results, including:

     - the diversion of management's attention;

     - our assumption of additional debt and contingent liabilities;

     - increased amortization expenses relating to goodwill and other intangible assets;

     - the assumption of potential liabilities associated with the businesses acquired which liabilities may exceed the amount of indemnification available from the seller;

     - difficulties in assimilating the operations, personnel, technologies, services and products of the acquired companies;

     - the financial and accounting systems utilized by the businesses acquired may not meet our standards; and

     - the inability to attract and retain qualified local management.

     There can be no assurance that we will be able to consummate future acquisitions on satisfactory terms, if at all, or that adequate financing will be available to us on adequate terms, if at all. Furthermore, there can be no assurance that any of the companies or businesses we acquire will be successfully integrated or that such acquisitions will ultimately have a positive impact on us.

     Acquisitions could result in stockholder dilution.   We will likely issue
securities as a part of acquisitions we make in the future. The issuance of these securities may have a dilutive effect on existing stockholders.

     Acquired subsidiaries may have a limited ability to meet their capital
needs and may require funds from us.   Our direct and indirect subsidiaries may
require capital infusions from us from time to time in order to meet their debt obligations, current operating deficits and future investment plans. Should we need to make such capital expenditures, our business and financial results may be adversely affected.

     Acquired subsidiaries may not be profitable.   Our acquisition of direct
and indirect interests in other entities may not necessarily improve our financial condition. The profitability of any such enterprise will depend on many factors, including their earnings, business and tax considerations agreements with lenders, as well as legal restrictions, such as local restrictions relating to foreign payments and repatriation of capital.

     We could pay additional taxes because our operations are subject to various
foreign taxes.   We structure our operations based on assumptions about various tax laws, U.S. and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws of a variety of non-U.S. jurisdictions. Taxing or other authorities might not reach the same conclusions we reach. We could suffer adverse tax and other financial consequences if our assumptions about these matters are incorrect or the relevant laws are changed or modified.

     Distributions and other payments from our subsidiaries and affiliates may
be subject to foreign taxes, reducing our earnings.   Distributions of earnings
and other payments, including interest, we receive from our subsidiaries and affiliates may be subject to withholding taxes imposed by the jurisdictions in which these entities are formed or operating. These taxes would reduce the amount of after-tax cash we would receive from these entities.

     We plan additional international expansion which may subject us to numerous
risks associated with international operations.   To be successful, we believe
we must expand our international operations. If successful, we will be subject to a number of risks associated with international business activities. These risks generally include:

     - currency exchange rate fluctuations;

     - unexpected changes in regulatory requirements;

     - tariffs, export controls and other trade barriers;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - difficulties in managing and staffing international operations;

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - the burdens of complying with a wide variety of foreign laws; and

     - political instability.

RISK FACTORS SPECIFIC TO OUR TELECOMMUNICATIONS BUSINESS

     We could be sued as a result of an uncompleted transaction.   During 1998,
AmTec entered into an agreement to acquire an investment in a cable television network venture located in Hunan province, PRC, from United International Holdings or UIH. AmTec terminated the agreement because, among other reasons, the closing had not occurred by December 31, 1999 through no fault of AmTec. On December 30, 1999, UIH had indicated that it was ready to close the agreement. Should UIH seek judicial relief to require us to close, its superior financial resources could limit our ability to defend ourself. We believe that AmTec had clear rights to terminate the agreement.

     Our customer service could suffer if we are unable to obtain satisfactory services from local communications providers, which could adversely affect our
ability to compete.   We depend on local carriers to provide various
communications services to us and to our customers. We have from time to time had delays in receiving these communications services. We may not be able to obtain these services on the scale and within the time required by us at an affordable cost, or at all. If adequate services are not provided, customer service could suffer as could our competitive position and financial results. Further these service providers could become competitors in the future.

     Technological advances may make our telecommunications operations obsolete. The market in the telecommunications industry is characterized by rapidly changing technology. Technologies developed by others may render obsolete or otherwise significantly diminish the value of the business operations of the joint ventures in which we participate.

     Because we are building our customer base and expanding and building networks, we are particularly vulnerable to the impact of damage to our networks
and system failures.   To market our services to business customers and other
high volume users our network infrastructure will need to provide a high level of reliability, capacity and security. Our networks, many of which are being expanded or newly constructed, are subject to physical damage, power loss, capacity limitations, software defects and security breaches. Service interruptions or other defects could impede our ability to attract and retain customers.

     We need to obtain additional licenses and approvals in order to expand our
services and enter new markets.   We must from time to time obtain additional
licenses and approvals from governmental agencies in order to provide our services. Because many of our markets have been recently deregulated, there may be particular difficulties or delays in obtaining them. If we encounter difficulties or delays in obtaining licenses, our ability to provide new services and expand into new markets could be adversely affected.

     China telecommunications regulations could impact our business.   Chinese
laws and regulations have prohibited foreign investors and foreign invested enterprises from owning or operating telecommunication networks in China. Since the fall of 1998, the Chinese government has taken a number of actions which have changed the legal environment in which we are operating in China:

     - preparing a new telecommunications law not yet issued; and

     - seeking admission to the World Trade Organization.

     The result of these actions is difficult to predict since negotiations with relevant parties are ongoing and political uncertainties exist in China. Among other possibilities:

     - We may be unable to convert returns of or on its investment it receives, if any, to U.S. currency or repatriate funds from China;

     - the new telecommunications law may facilitate entry into telecommunications businesses in China by national and international entities and increase competition; and

     - WTO accession will require China to abide by certain rules which assures foreign investors minimum direct ownership percentages in licensed telecommunications operators and may foster competition from Chinese or foreign telecommunications operators or investors.

     The result of the foregoing may have a material adverse effect on us.

     A number of regulatory bodies in China seek to control and regulate the Internet; most notably, the Ministry of Information Industry, which combines the former Ministry of Posts & Telecommunications, Ministry of Electronics Industry and Ministry of Radio, Film and Television, and regulates the telecommunications and information industries. In addition, China Telecom, under direct authority of the Ministry of Information and Industry, has significant control over the development of the Internet infrastructure in China as it owns China's largest Internet backbone and operates telecoms and datacomms services.

     Internet regulation in china is unclear, and no single regulatory act has been promulgated to govern the internet in china. Consequently, our ability to operate or invest in Internet-based services is unclear. To date, Chinese Internet operating licenses have been available to Chinese companies only. Through our joint venture with Fusion Communications and our ownership of IXS.NET, we seek to participate in Internet-based businesses in China. If the Chinese government liberalizes its policy toward foreign participation in Internet operating licenses, it could substantially increase competition in the markets where our strategic partners operate. The Chinese government, while currently open to joint ventures, could at any time restrict operations or expropriate foreign participants' assets in China. Furthermore, China Telecom has challenged the ability of Internet service providers to provide Internet telephone and fax services. This action could have materially adverse consequences to the company's business and financial condition.

     On November 15, 1999, the United States and China reached a trade agreement whereby China agreed to reduce tariffs on various industrial and agricultural products and lift many of the barriers that prevent US companies from doing business in China. Under the agreement, China agreed, among other things to permit:

     - foreign entities to invest in Chinese Internet businesses; and

     - foreign entities to own up to 49% of Chinese telephone service providers, which would increase up to 50% in two years.

     The United States agreed that in return for these concessions, that it would support China's entry into the World Trade Organization, the group that sets the rules for international commerce. Entry into the WTO would give China access to international economic protections, such as protection from unfair trade practices abroad, but also would impose a body of rules on China's internal economy and put China under the jurisdiction of international courts that enforce the World Trade Organization's rules. The agreement is subject to approval by the United States Congress. We cannot predict the impact of the new trade agreement between China and the United States.

     China also must negotiate trade agreements with each of the European Union and Japan in order to gain the support of these groups to China's entry into the WTO.

     It is impossible to predict how entry into the World Trade Organization would affect China's economy or the manner in which it conducts business domestically and internationally.

     Political risks in China may adversely affect our business operations. China has been a socialist state since 1949 and is controlled by the Communist Party of China. Changes in the political leadership of China may have a significant effect on laws and policies related to the current economic reforms program. These changes may also affect other policies affecting business and the general political, economic and social environment in China, including the introduction of measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion, remittances abroad and foreign investment. These effects could substantially impair our business, profits or prospects in China. In addition, economic reforms and growth in China have been more successful in some provinces than in others. The continuation or increases of such disparities could affect the political or social stability of China.

     Changes in governmental deregulation in Latin America could adversely affect our operations and growth by restricting our ability to offer existing and planned communications services. We have largely based our growth strategy in Latin America upon our expectation that deregulation of the communications markets will continue in the countries where we operate. These countries may not proceed with deregulation on schedule or may stop entirely or reverse the trend towards deregulation. This could adversely affect our operations and growth by restricting our ability to offer existing and planned communications services. Incumbent providers, trade unions and others may resist legislation directed toward deregulation. In addition, national and local laws and regulations differ significantly among the countries in which we operate. How these laws and regulations are interpreted and enforced as well as changes in laws or regulations and judicial intervention could limit our ability to provide some of our existing and planned communications services.

     We have limited operating control in our joint venture. Because we do not have majority voting rights in one of our joint ventures, we cannot completely control or direct the operation of that entity. In addition, our ability to derive revenues from each joint venture depends upon our ability to receive distributions, so it is possible that we may receive little or no revenue from that joint venture.

     The special economic and political risks of conducting operations in Latin America could adversely affect our ability to increase revenues in response to increases in inflation rates or currency devaluations where we operate. Because a significant portion of our operations are expected to be in Latin America, we will be subject to significant economic, political and social instability and other risks not typical of investments in businesses conducted in the United States. During the past several years, many countries where we now operate or may operate have had high inflation, uneven economic growth rates and political instability. Also many of these countries have economies in various stages of development or structural reform and their local economies have fluctuated. We may not be able to mitigate the effect of inflation on our operations in these countries by price increases, even over the long-term. In addition, to the extent these factors affect the ability of subscribers to pay for our services, the growth of revenues from services offered in these markets could be limited.

     In addition to inflation, many of these countries have had significant volatility in currency exchange rates. We would also be adversely affected if currency exchange rates change in ways adverse to us or if currency controls are imposed.

     Labor regulations and strong labor unions in Latin America may increase our operating and labor costs. Labor regulations in Latin America are generally more favorable to employees than they are in the United States. Most Latin American countries also require higher rates of mandatory social security and similar contributions by employers than the United States. In addition, labor unions in most Latin American countries are considered to be strong and influential. If our operations become unionized, we could experience strikes or other conflicts with labor unions or personnel that increase our operating and labor costs.

     Increasing competition in the communications industry in China and Latin America and our limited competitive standing and size could adversely affect our ability to generate revenues, gain significant market share and attract new customers from existing providers. The communications industry in China and Latin America is becoming increasingly competitive due in part to recent privatizations, deregulation and a related increase in the number and size of new competitors. Moreover, because we have a limited operating history, we have a limited competitive standing.

     We will compete with several other service providers in each of our markets. Competitors include global alliances of some of the world's largest communications carriers, incumbent communications providers with large customer bases, wireless telephone companies and satellite-based communications carriers.

     Other existing and potential competitors include cable television companies, railway companies, utilities and other entities with rights-of-way and large end users which operate private networks. Competition has been intensifying and we believe it is likely to continue to intensify as the number of new market entrants increases.

     As a result, we may not be able to generate adequate revenues or gain a substantial share of the markets we intend to serve. We also may have difficulty attracting new customers from established providers.

     The Internet service provider market is highly competitive in China. There are five national ISPs owned and operated by the national government. There are over 150 private ISPs licensed to operate in various provinces. Thus, privately owned ISPs often compete with government owned or affiliated ISPs. The playing field is unequal, with government-affiliated ISPs having access to subsidized dial up lines, leased lines and Internet bandwidth. Our strategic partners may face severe competition as the Internet develops in China.

     We need to attract new customers and there must be substantial growth in the overall level of demand in China and Latin America for our services if we are to generate profits. Our success will depend heavily on the extent to which prospective subscribers use our services. Attracting new customers is particularly important to our growth strategy. In addition, for us to succeed, the overall level of demand for the type of services we offer by businesses in our target markets in China and Latin America must increase significantly. Also, there must be strong demand for services that we introduce in the future.

     We must keep pace with rapid industry and technological change to attract and maintain customers and compete effectively. The communications industry, particularly in China and Latin America, is changing rapidly. This is due to factors such as:

     - deregulation;

     - privatization;

     - technological improvements;

     - expansion of communications infrastructure; and

     - the globalization of the world's economies and liberalization of trade.

     Our success depends, in part, upon how well we anticipate and adapt to change and whether we offer our customers attractive services. If we cannot do so, it will be more difficult for us to attract and retain customers and compete effectively.

RISK FACTORS SPECIFIC TO OUR REAL ESTATE BUSINESS

     Economic, interest rates and other conditions greatly impact the real estate market. It is possible that our real estate operations will not generate income sufficient to meet our operating expenses or will generate income and capital appreciation, if any, at a rate less than that anticipated or available through comparable real estate or other investments.

     The real estate industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and real estate demand. In addition, developers are subject to various risks, many of them outside their control including competitive overbuilding, availability and cost of property, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations pertaining to building standards or environmental matters, increases in real estate taxes and other local government fees and acts of God, such as hurricanes and floods.

     We cannot predict whether interest rates will be at levels attractive to prospective tenants or buyers and any increase in interest rates could affect our business adversely.

     Up front cash requirements may create cash flow problems. We develop real estate projects. Acquiring land and committing the financial and managerial resources to develop such projects involve significant risks.

     Before a development generates any revenue, material expenditures are required for items such as acquiring land, professional fees, construction, financing costs, sales and marketing.

     Our real estate investments are highly leveraged and we may not be able to make the debt service payments. Our ability to make debt service payments in the future will be dependent on our operating results, which are subject to financial, economic and other factors affecting it that are beyond our control. We may acquire real estate in the future through debt financing. The degree to which we are leveraged could have an adverse impact on us, including:

     - increased vulnerability to adverse general economic and market conditions;

     - impaired ability to expand and to respond to increased competition;

     - impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes; and

     - significant portions of cash provided by operating activities must be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

     A significant portion of our real estate business' financing could be structured as balloon payments, which may be harder for us to pay off. Most of our real estate project financings provide for the repayment of a significant part of the loan at maturity. These financings involve greater risks than financings structured such that the principal amount is amortized over the term of the loan because our ability to repay the outstanding principal amount at maturity may depend on our ability to obtain adequate refinancing or dispose of the assets before maturity, which in turn depend upon economic conditions in general and the value of the underlying properties in particular. Further, a shrinkage in value of the underlying property held as collateral for loans could result in a loss of the property by us through foreclosure and result in a possible deficiency judgment for the difference between the amount of the underlying debt and value of the collateral.

     Increases in variable mortgage rates could negatively impact us. Most of our real estate business' borrowings are pursuant to agreements which provide for the periodic adjustment of the interest rate to be consistent with prevailing interest rates. An increase in prevailing interest rates would result in higher borrowing costs to us and, therefore, a reduction in income or, in extreme cases, project failure.

     Management contracts are generally cancellable on short notice. In the real estate industry, third party contracts to manage buildings are generally subject to cancellation on 30 to 90 days notice. If our property management contracts with third parties were cancelled, there could be a material adverse impact on our results of operations.

     Our geographic concentration exposes us to certain risks. Our real estate operations are situated primarily in South Florida. For the fiscal year ended March 31, 2000, all of Terremark's revenue and operating income were derived from operations in South Florida. Adverse general economic conditions in South Florida could have a material adverse impact on our operations. Although our planned expansion into other geographic areas may reduce our exposure to adverse developments in the South Florida economy, we may become subject to similar risks in new locations. In addition, as development of real estate is subject to local laws, we may not be in a position to fully comply with them which would adversely impact our business.

     The occurrence of uninsured losses could have a material adverse effect on our financial condition. We carry comprehensive insurance with respect to our properties and operations. However, there are certain types of losses, generally of a catastrophic nature, such as significant construction defects, hurricanes, floods or war, which are either uninsurable or not economically insurable. In the event of such a disaster, we could lose both our capital investment in certain properties and the anticipated profits from such properties. In addition, we may have liability for services it renders to others if those services are negligently provided and losses are sustained. We carry errors and omissions insurance for some of its service operations, but for some other types of losses (e.g. general contracting), that insurance is either not available or not economical.

     We may not be able to compete in the highly competitive real estate market. The real estate development industry is highly competitive and fragmented.

     We compete in the acquisition of property with many other entities engaged in real estate investment activities, including real estate investment trusts and insurance companies, many of which have greater assets and financial resources than we do. There may be intense competition in obtaining properties of the type in which we intend to invest. The number of entities and the amount of funds available for investment in properties of a type suitable for investment by us may increase, resulting in increased competition for those investments. Competition among purchasers of real property may result in increases in the prices paid for real property investments.

     In our construction and development activities, we compete for buyers and tenants. We face similar intense competition in our brokerage, property management and advisory and consulting businesses from well established local and national organizations which specialize in the provision of those services.

     Governmental regulation may adversely impact our business. We are subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning land use. Land use and zoning laws can vary greatly and may result in delays, cause us to incur substantial compliance and other costs and prohibit or severely restrict development in certain regions or areas, any of which could have an adverse effect on our business and results of operations. In developing real estate, we must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as water and waste disposal. Several authorities in Florida and other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. Also, local governments, at times, declare moratoriums on the issuance of building permits and impose other restrictions for various reasons, including but not limited to, when sewage treatment facilities and other public facilities do not reach minimum standards.

     To varying degrees, certain permits and approvals will be required to complete the residential developments currently being planned by us. Our ability to obtain necessary approvals and permits for these projects is often beyond our control, and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

     Liability relating to environmental contamination may adversely impact our business. Applicable laws impose strict liability on property owners to remediate environmental contamination found on land they own. This means that we can be liable regardless of how or when the contamination occurred, even if the contamination occurred before our purchase of such land. As an owner of real estate, we may be held responsible for remediation of this kind. Although we engage environmental engineers to evaluate real estate before a purchase, such evaluations are not capable of detecting all contamination. Insurance for these risks is either not available or not economical.

     We may face substantial liabilities for indemnification of tax obligations if we are or become a United States real property holding corporation. If our company was at the time of the merger or becomes a United States real property holding corporation as defined in Section 897(c)(2) of the U.S. Internal Revenue Code, while the Vistagreen Group continues to hold at least one percent of our common stock registered hereunder on its behalf, then we could be liable to the Vistagreen Group for any U.S. tax liability the Vistagreen Group incurs on dispositions of our common stock. The amount of this tax liability would depend on the amount of any gains the Vistagreen Group recognizes on dispositions of our common stock and on the effective U.S. tax rate payable by the Vistagreen Group at the time it recognizes those gains.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholders of any of the shares offered hereby. We will pay all of the costs of this offering.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the selling stockholders as of September 15, 2000. Except as otherwise disclosed, the selling stockholders do not have and within the past three years have not had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, we cannot give an estimate as to the number of shares that the selling stockholders will hold upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which it provided the information to us regarding its shares, in transactions exempt from the registration requirements of the Securities Act.


                                                                            NUMBER OF SHARES
                                     NUMBER OF SHARES                      BENEFICIALLY OWNED   PERCENTAGE OF SHARES
                                       BENEFICIALLY     NUMBER OF SHARES     OFFERED AFTER       BENEFICIALLY OWNED
        SELLING STOCKHOLDER              OWNED(1)           OFFERED          OFFERING(1)(2)     AFTER OFFERING(1)(2)
        -------------------          ----------------   ----------------   ------------------   --------------------
Robert Stanley Hall...........             4,538             4,538                   0                   *
Barbara Kuang.................            12,375            12,375                   0                   *
Charles E. Simpson............             2,888             2,888                   0                   *
Shih-Chien Wang...............             4,538             4,538                   0                   *
David Crespin.................             6,187             6,187                   0                   *
Russell A. Hagan..............             6,188             6,188                   0                   *
Guang Wen Wei.................            82,087            82,087                   0                   *
Thomas A. Hakel...............            30,937            30,937                   0                   *
David A. Simpson..............            39,226            38,775                 451                   *
Michael Lee...................           160,462           160,462                   0                   *
Montgomery L. Bannerman.......            73,525            63,525              10,000                   *

-----------------------
* Less than 1%

(1) Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of September 15, 2000, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group.

(2) Assuming that all shares offered here are sold but no other securities held by the selling securityholder are sold.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders which includes transferees among such selling stockholders, donees and pledgees receiving shares from them after the date of this prospectus. The selling stockholders have advised us that they may sell their shares offered here to purchasers directly. Alternatively, the selling stockholders may offer the shares to or through underwriters, brokers/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom they may act as agents. The selling stockholders and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. This compensation may be in excess of that customary in the types of transactions involved.

     Certain selling stockholders have agreed to certain restrictions as set forth below:

     - Stockholders who received our common stock in connection with the IXS.NET transaction have agreed that an aggregate of 337,500 of the 412,500 total shares of our common stock issued to them will be held in escrow until August 10, 2001 to serve as security for the indemnification obligations of Spectrum and its stockholders pursuant to our purchase agreement with them.

     The selling stockholders have advised us that they may sell the shares in one or more transactions:

     - at fixed prices;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; and/or

     - at varying prices determined at the time of sale or at negotiated prices.

     The sale of shares may be effected in transactions (which may involve crosses or block transactions):

     - on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or in the over-the-counter market; or

     - through the writing of options.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

     Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

     - the name of each such selling stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus; and

     - such other facts as may be material to the transaction.

     Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act, or it will be entitled to the appropriate contribution.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     We derived the following summary historical financial information from the audited and unaudited financial statements of Terremark Worldwide, Inc. and its predecessor, Terremark Holdings, Inc. for the periods presented. Financial information with respect to AmTec, Inc. is reflected for the period subsequent to the April 28, 2000 merger. Historical financial information with respect to AmTec, Inc. is included in our annual report on Form 10-K for the year ended March 31, 2000 which is incorporated by reference. The information presented is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes, which are included or incorporated by reference in this Registration Statement.

                       SUMMARY HISTORICAL FINANCIAL DATA

                                                                                       THREE MONTHS
                                                                                          ENDED
                                             TWELVE MONTHS ENDED MARCH 31,               JUNE 30,
                                      --------------------------------------------   ----------------
                                       2000      1999      1998      1997    1996     2000      1999
                                      -------   -------   -------   ------   -----   -------   ------
                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Total revenues......................  $15,390   $44,456   $37,632   $2,629   $ 784   $ 1,825   $5,475
Total cost of sales.................    9,422    31,148    22,667      742      --       668    3,599
Other expenses......................   12,001    12,684    13,869    1,925     982     6,654    2,715
(Loss) income from continuing
  operations........................   (6,033)      624     1,096      (38)   (198)   (5,497)    (839)
Net (loss) income...................   (6,033)      624     1,096      (38)   (198)   (5,497)    (839)
Basic and diluted (loss) earnings
  per common share..................    (0.09)     0.01      0.02       --      --     (0.04)   (0.01)

                                                 AS OF MARCH 31,                     AS OF JUNE 30,
                                  ----------------------------------------------   ------------------
                                   2000      1999      1998      1997      1996      2000      1999
                                  -------   -------   -------   -------   ------   --------   -------
                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Real estate inventories.........  $11,797   $12,888   $33,311   $ 9,483   $3,679   $ 11,873   $15,213
Total assets....................   77,998    17,598    42,931    15,258    4,850    108,059    10,274
Long term obligations(1)........   28,632     8,731    32,081    11,928    3,954      2,025     6,878
Shareholders' equity............      476     6,510     1,709       612      700     95,780     5,671

---------------

(1) Long-term obligations include debt and capitalized lease obligations.
(2) Stockholders' equity as of March 31, 2000 and 1999 include approximately $4,777 in convertible preferred stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information contained in our Consolidated Financial Statements and related notes thereto included elsewhere in this filing. The information is intended to facilitate an understanding and assessment of significant changes and trends related to our financial condition and results of operations.

     This report and other written reports and oral statements made from time to time by us may contain so-called "forward looking statements", all of which are subject to risks and uncertainties. You can identify these forward-looking statements by the use of words such as "expects", "plans", "will", "estimates", "forecasts", "projects" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and development programs. You must carefully consider any such statement and should understand that many factors could cause actual results to differ from our forward-looking statements. Factors that might cause such a difference include, without limitation, relationships with the Company's partners, political instability in countries in which the Company does business, the Company's ability to obtain proper funding for its business plan, decline in demand for the Company's services or products, the effect of general economic conditions generally, factors affecting real estate development or telecommunications and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. These factors also could include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

                           TERREMARK WORLDWIDE, INC.

OVERVIEW

     We are engaged in telecom services, telecom facilities management and real estate services. We were founded in 1982. On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Historical information of the surviving company is that of Terremark Holdings, Inc.

     Through an equity investment and other alliances, we provide long distance international telecommunication services, including telephony and data, to Asia and develop Internet Protocol (IP) fax services in Hong Kong, Guangdong Province of the People's Republic of China and Taiwan.

     We have combined our expertise in telecommunications and real estate operations by developing and managing facilities used by telecommunications companies and Internet service providers to house equipment and operate their business. Through our 80% owned subsidiary, ColoConnection, Inc., we plan to lease certain space within these facilities for build-out and sub-leasing to smaller carriers, Internet providers and web hosting companies.

     Our traditional commercial and mixed use development activities include concept development, acquisition of land, project design, equity and financing arrangement, construction, sales and leasing. We also develop and sell condominiums and condominium hotels under its Fortune House concept. Fortune House allows individual owners of condominium units to participate in a hotel-style rental program while not in residence.

     Under various service agreements, we currently manage commercial and residential property. Management activities include operations, maintenance, leasing and brokerage services.

     Real estate inventories consist of completed condominiums and condominiums under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Acquisition, development and other indirect costs related to acquisition and development of real estate projects are capitalized. Interest and real estate taxes incurred relating to the construction of condominiums are capitalized during the active development period. The capitalized costs are relieved from inventory on the relative sales value method for each project as the related revenue is recognized. Real estate inventories do not include sales and marketing costs or the carrying costs of completed condominium units held for sale, which are expensed as incurred.

     Revenues from construction and development activities are recognized on a completed contract basis. The related profit is recognized in full when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. Revenues and expenses related to the leasing, management, and financing activities are recognized at the time service is provided.

     Identifiable intangible assets consist primarily of certain rights, customer relationships and contracts. The identifiable intangible assets are amortized on the straight-line method over periods ranging from one to five years. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in conjunction with business acquisitions and is amortized on the straight-line basis over a five year period.

SUBSEQUENT EVENT

     In August 2000, we acquired 80% of Spectrum Telecommunications Corp. ("Spectrum") common stock in exchange for three million shares of our outstanding stock and forgiveness of the outstanding balance due under Spectrum's line of credit, approximately $3.5 million, from us. We have an option, until February 2002, to acquire the remaining 20% of its shares. Spectrum is a Miami, Florida based provider of telecommunications services with operations in Brazil, Chile and Peru.

     On August 15, 2000, we acquired IXS.NET, an internet telephony service provider with operations primarily in the People's Republic of China, Hong Kong and Taiwan. Prior to the acquisition, we held debt of IXS.NET, which was convertible into 25% of its equity. In connection with the acquisition, we issued 412,500 shares of our common stock to IXS.NET shareholders.

     On September 13, 2000, we entered into a 20 year lease for a 45,000 square foot, carrier-neutral co-location facility in Silicon Valley. The site will be used to provide finished space for multiple parties' telecommunications equipment. We estimate that the site will be operational in early 2001.

     In September 2000, we entered into an agreement with Telcordia Technologies, Inc., to jointly design, engineer, build, finance, operate, market and manage a tier-one network access point (NAP) which will be called NAP of the Americas. NAP of the Americas will provide carrier-neutral connectivity, public and private peering, co-location space in the NAP premises and a full menu of related value-added services. NAP of the Americas will handle Internet traffic between the Americas and the Caribbean and between the U.S. and Europe. NAP of the Americas will be housed in the Technology Center of the Americas (TECOTA), which is currently under construction in Miami, Florida.

  Three Months Ended June 30, 2000 Compared to Three Months Ended June 30, 1999

     Revenue. Revenue from real estate sales decreased $4 million, or 85.1%, from $4.7 million for the three months ended June 30, 1999 to $0.7 million for the three months ended June 30, 2000. Revenue for the three months ended June 30, 1999 is attributable to the sale of 24 condominium units. Only three units were sold during the comparable period in 2000. The decrease resulted from fewer units being available for sale. Commission income earned from lease signings increased $211,000 or 173.0%, from $122,000 for the three months ended June 30, 1999 to $333,000 for the three months ended June 30, 2000, due to the timing of lease renewals. Management fees charged with respect to the management of commercial and residential property increased $100,000, or 39.2%, from $255,000 for the three months ended June 30, 1999 to $355,000 for the three months ended June 30, 2000. The increase is a result of the acquisition of various office and telecom building management contracts. Construction fees increased $58,000, or 68.2%, from $85,000 for the three months ended June 30, 1999 to $143,000 for the three months ended June 30, 2000. The increase is attributable to the increase in the number of third party construction projects being managed. Dividends on redeemable preferred stock was $104,417 for the three months ended June 30, 1999 compared to $34,806 for the three months ended June 30, 2000. The preferred stock was converted to shares of our common stock on April 28, 2000. No revenues are realized in either period from our telecom services segments.

     Cost of Real Estate Sold. Cost of real estate sold decreased by $3.0 million, or 85.7%, from $3.5 million for the three months ended June 30, 1999 to $0.5 million for the three months ended June 30, 2000, which is attributable to the decrease in condominium units sold.

     General and Administrative Expenses. General and administrative expenses increased by $1.4 million, or 73.7%, from approximately $1.9 million for the three months ended June 30, 1999 to approximately $3.3 million for the three months ended June 30, 2000. This increase is attributable to additional operating expenses related to AmTec and T-Rex operations subsequent to their acquisition.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $569,000 for the three months ended June 30, 1999 to $800,000 for the three months ended June 30, 2000, representing an increase of $231,000, or 40.6%. Sales and marketing expenses were incurred in connection with the promotion of sales of condominium units. For the three months ended June 30, 1999, Terremark was marketing one condominium project compared to two during the three months ended June 30, 2000.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased from $17,000 for the three months ended June 30, 1999 to $1.6 million for the three months ended June 30, 2000. The increase resulted primarily from amortization of intangible assets associated with the merger with AmTec and the acquisition of both T-Rex and Post Shell.

     Interest Income. Interest income increased from $4,000 for the three months ended June 30, 1999 to $163,000 for the three months ended June 30, 2000, due to an increase of approximately $28.1 million in cash resulting from the sale of approximately 68.7 million common shares.

     Other Income (Expense). Other income decreased from $60,000 for the three months ended June 30, 1999 to $(703,000) for the three months ended June 30, 2000. This decrease is primarily the result of operating costs, including interest expense, associated with Terremark Centre, prior to sale. These costs are considered non-recurring.

     Net Loss. Overall net loss increased from $(839,000) for the three months ended June 30, 1999 to $(5.5) million for the three months ended June 30, 2000. This was primarily due to the decrease in net revenues from the sale of condominiums, amortization of identifiable intangibles and goodwill and the additional operating expenses related to AmTec and T-Rex operations subsequent to their acquisition.

     Liquidity and Capital Resources. Cash flows provided by operations for the three months ended June 30, 1999 was $2.2 million compared to cash used in operations of $7.3 million for the three months ended June 30, 2000, a decrease of $9.1 million. The decrease in cash flows resulted primarily from the net loss.

     Cash flows used in investing activities for the three months ended June 30, 1999 was $30,000 compared to $53.8 million provided by investing activities for the three months ended June 30, 2000, an increase in cash flow of $53.5 million. Cash flows from investing activities increased primarily due to the sale of Terremark Centre accounted for as real estate held for sale.

     Cash flows used in financing activities for the three months ended June 30, 1999 was $1.8 million compared to cash flows used by financing activities of $38.7 million for the three months ended June 30, 2000, an increase of $36.9 million. The increase resulted primarily from the repayment of debt of approximately $68.4 million, partially offset by $28.1 million provided from the sale of common stock.

     In April 2000, we purchased, for $3.5 million, a 26.9% ownership interest in Boca Technology Center, LLC, an entity formed for the purpose of acquiring and operating the property formerly known as Blue Lake Technology Center, a 1,770,000 square foot mixed use facility in Boca Raton, Florida.

     In March 2000, we purchased, for $447,930, a 19.8% membership interest in Cleveland Technology Center, LLC, an entity formed for the purpose of acquiring and operating the property formerly known as The Cleveland Technology Center, a 475,000 square foot mixed use facility in Cleveland, Ohio.

     Historically, we have met our capital requirements primarily through debt financing and operating cash flow. Debt financing primarily includes the following three loans: (1) loan from a commercial lender, secured by a first mortgage on real estate which has been reduced from $5.6 million at June 30, 1999 to $2.1 million at

June 30, 2000; (2) a $7.5 million line of credit from a commercial lender, secured by a first mortgage on real estate with approximately $2.0 million outstanding at June 30, 2000; (3) an unsecured loan from a corporation with a balance at June 30, 2000 of approximately $1.5 million.

     On July 25, 2000, we borrowed $7.5 million from an individual secured by a first mortgage on certain real estate inventory. The loan accrues interest at 12.0% per annum, payable monthly and matures on March 1, 2001. In conjunction with the new loan, we canceled our $7.5 million line of credit with a financial institution and are actively negotiating to reinstate the line of credit on an unsecured basis.

     We believe that our cash and cash equivalents, borrowing capacity and access to other financing sources will be adequate to meet our anticipated short-term and long-term liquidity requirements, including scheduled debt repayments and capital expenditures.

     In conjunction with our recent acquisitions, we have assumed operating lease commitments and other debt obligations. We may need to raise additional funds or obtain third party financing to support our expansion and development activities. Although we believe that financing is available, there can be no assurance that we will be able to obtain the same, or if available, that the terms will be acceptable.

     Inflation. The general rate of inflation in the United States has been insignificant over the past several years and has not had a material impact on our results of operations. As we expand international operations, inflation rates in those countries could impact our results of operations.

     Market Risk. We have not entered into any financial instruments for trading or hedging purposes.

     We are not exposed to fluctuations in foreign currencies relative to the U.S. dollar. As we expand international operations, we anticipate we will be exposed to such fluctuations. We may enter into hedging instruments to mitigate any potential exposure.

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses is a reasonable approximation of their fair value.

     Economic, interest rates and other conditions greatly impact the real estate market. It is possible that our operations will not generate income sufficient to meet our operating expenses or will generate income and capital appreciation, if any, at a rate less than that anticipated or available through comparable real estate or other investments.

     The real estate industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and real estate demand. In addition, developers are subject to various risks, many of them outside their control including competitive overbuilding, availability and cost of property, materials and labor, adverse weather conditions which cause delays in construction schedules, cost overruns, changes in government regulations pertaining to building standards or environmental matters, increase in real estate taxes and other local government fees and acts of God, such as hurricanes and floods.

     We cannot predict whether interest rates will be at levels attractive to prospective tenants or buyers and any increase in interest rates could affect our business adversely.

                            TERREMARK HOLDINGS, INC.

     The following management's discussion and analysis of financial condition and results of operation is based on Terremark's historical information prior to the merger.

OVERVIEW

     Terremark Holdings, Inc. was formed in 1980 and along with its subsidiaries, is engaged in the development, construction, sale, leasing, management and financing of various real estate projects. Terremark has provided this diversified range of services to private and institutional investors, as well as for its own account. The real estate projects with which Terremark has been involved have ranged from retail to high-rise office complexes, mixed use projects, to condominiums, condominium hotels, and governmental assisted housing.

     Terremark is also involved in certain ancillary businesses, which complement its core development operations. Specifically, Terremark engages in brokering financial services, property management, construction, construction management, condo hotel management, residential sales and commercial leasing and brokerage, and advisory services.

     Terremark has been active both locally and internationally, although its current projects are all located in South Florida. Terremark considers that its success is attributable to its team approach which interconnects all of the various divisions of Terremark and its focus on the most important step in the development process, which it believes is the identification and analysis of viable opportunities.

     On April 28, 2000, Terremark merged with AmTec, Inc., a company that provides value-added telecommunications services to and from the Far East and has telecommunications investments in the People's Republic of China. AmTec initially focused its business on China because of China's large and rapidly growing need for telecommunications services and its requirement for foreign capital and technology to meet that need. More recently, AmTec has formed a joint venture with Fusion Telecommunications International to provide telecom services, both voice and data, to and from Asia. AmTec has also invested in IXS.NET, Inc. to provide fax services over the Internet, prepaid credit cards and other Internet Protocol based services. AmTec's joint venture operations in six cellular networks in Hebei Province in Northeast China have been terminated. AmTec continues to have a joint venture with the Electronics Industry Department of Hebei Province and are repositioning that joint venture with a view to providing Internet Protocol fax, voice and other services which can be transmitted over digital telephone lines or the Internet.

  Year Ended March 31, 2000 Compared to Year Ended March 31, 1999

     Revenue. Revenue from real estate sales decreased $31 million, or 73.8%, from $42 million in 1999 to $11 million in 2000. 1999 revenue of $42 million from real estate sales is attributable to the sale of 223 condominium units while 2000 revenue of $11 million is attributable to the sale of 54 condominium units. Commission income earned from lease signings increased $200,000, or 20.0%, from $1.0 million in 1999 to $1.2 million in 2000 due to the timing of lease renewals. Development fees increased $720,000, or 115.2%, from $625,000 in 1999 to $1.35 million in 2000. The increase is due to the signing of development agreements in 2000. Management fees charged with respect to the management of commercial and residential property increased $301,000, or 39.2%, from $768,000 in fiscal 1999 to $1.1 million in fiscal 2000. The increase is a result of the acquisition of various office building management contracts. Construction fees of $749,000 in 2000 pertained to the management of various construction projects. Terremark did not generate any construction fees in 1999.

     Cost of Real Estate Sold. Cost of real estate sold decreased by $22.2 million, or 71.4%, from $31.1 million for the year ended March 1999 to $8.9 million for the year ended March 2000, which is attributable to the decrease in condominium unit sales. The decrease in gross margin as percentage of sales revenue from 25.9% in 1999 to 19.4% in 2000 is mainly attributable to reduced margins on the final sell-out of certain condominium units.

     General and Administrative Expenses. General and administrative expenses increased by $1.9 million, or 31.5%, from approximately $6.0 million in 1999 to approximately $7.9 million in 2000. This increase is attributable primarily to increased costs related to hospitality and management services.

     Sales and Marketing Expenses. Sales and marketing expenses decreased from $5.5 million in 1999 compared to $2.9 million in 2000, representing a decrease of $2.6 million, or 46.5%. Sales and marketing expenses were used to promote sales of condominium units.

     Depreciation Expense. Depreciation expense increased from $50,000 to $81,000, an increase of 62.0%, which resulted from the increase in furniture and computer equipment.

     Interest Income. Interest income decreased $41,000, or 15.6%, in 2000, from $263,000 in 1999 to $222,000 in 2000, due to a decrease in cash balances.

     Interest Expense, Net of Capitalized Interest. Interest expense decreased $695,000, or 46.3%, in 2000, from $1.5 million in 1999 to $805,000 in 2000, due to a decrease in debt financing used to fund the completion of a condominium project in 1999.

     Other (Expense) Income. Other (expense) income decreased in 2000, from income of $167,000 in 1999 to expense of $69,000 in 2000. This decrease is a result of the net operating loss associated with carrying costs of real estate held for sale.

     Dividend on Preferred Stock. Dividend on redeemable preferred stock was $417,669 in fiscal 2000. The preferred stock was issued on March 31, 1999.

     Net (Loss) Income. Overall net income was down $5.4 million, or 43.1%, from $624,000 in 1999 to $(6.0) million in 2000. This was due to the decrease in real estate revenue and increase in general and administrative expenses in 2000 as compared to 1999.

  Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

     Revenue. Revenue from real estate sales increased $5.0 million, or 13.5%, from $37 million in 1998 to $42.0 million in 1999. Revenue in 1999 from real estate sales includes condominium unit sales of $47.0 million. Revenue from real estate sales in 1998 includes the sale of land for $23.8 million and condominium unit sales of $13.2 million. Commission income earned from leasing increased $860,000, from $162,000 in 1998 to $1,022,000 in 1999 due to the timing of lease renewals. The increase in development fees from $0 in 1998 to $625,000 in 1999 is due to the signing of various project development agreements in 1999. Management fees charged with respect to the management of commercial and residential property more than doubled, increasing from $312,000 in 1998 to $768,000 in 1999 as a result of the acquisition of various office building management contracts. Construction fees in 1998 were related to the management of a construction project. Terremark did not generate any construction fees in 1999.

     Cost of Real Estate Sold. Cost of real estate sold increased by $8.4 million, or 37.0%, from $22.7 million for the year ended March 1998 to $31.1 million for the year ended March 1999, which is attributable to an increase in condominium unit sales. The decrease in gross margin as percentage of sales revenue from 38.8% in 1998 to 25.9% in 1999 is mainly attributable to the sale of land in 1998 which had a gross margin of 55.0%.

     General and Administrative Expenses. General and administrative expenses fell by 14.3% from approximately $7.0 million in 1998 to approximately $6.0 million in 1999. This decrease is attributable to a fee to a financial institution for a loan commitment, internal costs related to the sale of land and an increase in compensation to existing employees, all of which was paid in 1998.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $1.8 million in 1998 to $5.5 million in 1999, representing an increase of over 200%. Sales and marketing expenses were used to promote sales of condominium units.

     Depreciation Expense. Depreciation expense increased from $19,000 to $50,000, an increase of 163.2%, which resulted from the increase in furniture and computer equipment.

     Interest Income. Interest income increased 224.7% from $81,000 in 1998 to $263,000 in 1999, due to an increase in cash balances.

     Interest Expense, Net of Capitalized Interest. Interest expense increased 25.0% in 1999, from $1.2 million in 1998 to $1.5 million in 1999 due to an increase in debt financing used to fund the completion of a condominium project.

     Other Income. Other income increased 173.8% in 1999, from $61,000 in 1998 to $167,000 in 1999. This increase is a result of rental income from condominium units and a lease cancellation fee.

     Net Income. Overall net income decreased 43.3%, from $1.1 million in 1998 to $624,000 in 1999. This was primarily due to the reduced gross margin realized on the sale of real estate compared to 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows provided by operations for the year ended March 31, 1999 was $15.9 million compared to $7.4 million used in operations for the same period in 2000, a decrease of $23.3 million or approximately 146.5%. The increase in cash flows used in operations resulted primarily from a reduction in proceeds from the sale of condominium units.

     Cash flows used in investing activities for the year ended March 31, 1999 was $194,000 compared to $735,000 used in investing activities for the same period in 2000, a increase of $541,000. Cash flows from investing activities decreased primarily because of purchase of fixed assets.

     Cash flows used in financing activities for the year ended March 31, 1999 was $19.2 million compared to cash flows provided in financing activities of $8.7 million for the same period in 2000, an increase of $27.9 million. The increase in cash from financing activities resulted primarily from an increase in new borrowings (net of payments on loans), related to condominium projects.

     In the year ended, March 31, 1999, Terremark spent approximately $8.9 million on capital expenditures related primarily to properties which were completed and partially sold in fiscal year 1999 and will continue to be sold beyond fiscal year 1999. In the year ended, March 31, 2000, Terremark spent approximately $8.9 million on capital expenditures related to the development of a new condominium project.

     Terremark's long-term capital requirements consist of funds for investment in development projects as well as for debt service. Historically, Terremark has met its capital requirements primarily through debt financing and operating cash flow. The primary debt financing is a loan from a commercial lender, secured by a first mortgage on the real estate and guaranteed by a majority shareholder for approximately $28.3 million and a financing from a corporation for approximately $27.1 million guaranteed by the Company. The financing was used to acquire the general and limited partnership interests that comprise Terremark Centre, Ltd. Other debt financing includes the following two loans: (1) loan from a commercial lender, secured by a first mortgage on real estate and guaranteed by the majority shareholder. This loan has also been substantially reduced from $17.5 million in March 31, 1998 to $2.7 million in 2000. (2) a line of credit from a commercial lender, secured by a first mortgage on real estate and guaranteed by a shareholder. As of March 31, 2000, the balance outstanding is approximately $14.6 million.

     We believe that our cash and cash equivalents, cash generated from operations, borrowing capacity and access to other financing sources will be adequate to meet its anticipated short-term and long-term liquidity requirements, including scheduled debt repayments and capital expenditures.

INFLATION

     We operate in the United States. The general rate of inflation has been insignificant over the past several years and has not had a material impact on our results of operations.

MARKET RISK

     One of the major risks of developing and investing in real estate is the possibility that properties will not generate income sufficient to meet operating expenses and will generate income and capital appreciation, if any, at a rate less than that anticipated or available through investment in comparable real estate or other investments. The real estate industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographics considerations, availability of financing, interest rate levels, consumer confidence and real estate demand. Economic conditions in ancillary markets.

     In addition, developers are subject to various risks, many of them outside the control of the developer including competitive overbuilding, availability and cost of property, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations pertaining to building standards or environmental matters, increases in real estate taxes and other local government fees and acts of God, such as hurricanes and floods. Terremark cannot predict whether interest rates will be at levels attractive to prospective tenants or buyers and any increase in interest rates could affect Terremark's business adversely.

SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

     Significant Accounting Policies. Real estate inventories consist of completed condominiums and condominiums under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Acquisition, development, interest and other indirect costs related to acquisition and development of real estate projects are capitalized. The capitalized costs are charged to earnings as the related revenue is recognized. Sales and marketing costs and the carrying costs of condominium units completed and held for sale are expensed as incurred. Total land, development, and common costs are apportioned on the relative sales value method for each project.

     Revenues from construction and development activities are recognized on a completed contract basis. The related profit is recognized in full when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. Revenues and expenses related to the leasing, management and financing activities are recognized at the time service is provided.

     New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FASB
133), "Accounting for Derivative Instruments and Hedging Activities," which becomes effective and is required to be adopted in years beginning after June 15, 2000. FASB 133 requires all derivatives to be recorded in the balance sheet at fair value. FASB 133 establishes the accounting procedures for hedges that will affect the timing of recognition and the manner in which hedging gains and losses are recognized in our financial statements. Derivatives that are not hedges must be adjusted to fair value through income. If derivatives are hedges, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recognized in other comprehensive income until the hedged item is recognized in earnings. We have no derivative instruments.

                                 LEGAL MATTERS

     Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the shares being offered by this prospectus.

                                    EXPERTS

     The financial statements as of March 31, 2000 and 1999 and for each of the three years in the period ended March 31, 2000 of Terremark Holdings, Inc. included in this Registration Statement on Form S-3 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this registration statement by reference from the Annual Report on Form 10-K of Terremark Worldwide, Inc. (formerly known as AmTec, Inc.) for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                  WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W. Washington D.C. 20549 and at the

Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission, including us. The site's address is http://www.sec.gov. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below which have been filed with the Commission and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until we sell all the securities offered by this prospectus:

          1. our current report on Form 8-K filed May 15, 2000;

          2. our annual report on Form 10-K405 filed June 29, 2000;

          3. our current report on Form 8-K filed June 30, 2000;

          4. our definitive proxy statement on Form 14A dated July 28, 2000;

          5. our quarterly report on Form 10-Q filed on August 14, 2000; and

          6. our current report on Form 8-K/A filed August 23, 2000.

     We have filed each of these documents with the Commission and they are available from the Commission's Internet site and public reference rooms described under "Where you can obtain additional available information about us" above. You may also request a copy of these filings, at no cost, by writing or calling us at the following address:

                               Brian K. Goodkind
              Executive Vice President and Chief Operating Officer
                           Terremark Worldwide, Inc.
                             2601 S. Bayshore Drive
                          Coconut Grove, Florida 33133

     Telephone requests may be directed to Brian K. Goodkind at (305) 856-3200.

                           TERREMARK WORLDWIDE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
PRO FORMA (UNAUDITED):
  Pro Forma Condensed Consolidated Statement of Operations
     for the year ended March 31, 2000......................   F-3
  Notes to Unaudited Pro Forma Condensed Consolidated
     Statement of Operations for the year ended March 31,
     2000...................................................   F-4
  Pro Forma Condensed Consolidated Statement of Operations
     for the three months ended June 30, 2000...............   F-5
  Notes to Unaudited Pro Forma Condensed Consolidated
     Statement of Operations for the three months ended June
     30, 2000...............................................   F-6

HISTORICAL:
  Annual Periods -- Terremark Holdings, Inc.
     Report of Independent Certified Public Accountants.....   F-8
     Consolidated Balance Sheets as of March 31, 2000 and
      1999..................................................   F-9
     Consolidated Statements of Operations for the years
      ended March 31, 2000, 1999 and 1998...................  F-10
     Consolidated Statement of Changes in Stockholders'
      Equity for the years ended March 31, 2000, 1999 and
      1998..................................................  F-11
     Consolidated Statements of Cash Flows for the years
      ended March 31, 2000, 1999 and 1998...................  F-12
     Notes to Consolidated Financial Statements.............  F-14
  Quarterly Periods (Unaudited) -- Terremark Worldwide, Inc.
     Consolidated Balance Sheets as of June 30, 2000 and
      March 31, 2000........................................  F-25
     Consolidated Statements of Operations for the three
      months ended June 30, 2000 and 1999...................  F-26
     Consolidated Statement of Changes in Stockholders'
      Equity for the three months ended June 30, 2000.......  F-27
     Consolidated Statements of Cash Flows for the three
      months ended June 30, 2000 and 1999...................  F-28
     Notes to Consolidated Financial Statements.............  F-29

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                              FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements (the "pro forma financial statements") are derived from historical financial statements of Terremark Holdings and AmTec, and have been prepared to illustrate the effects of the merger of Terremark Holdings and AmTec, including Vistagreen's acquisition of a 35% ownership interest in the merged company with proceeds from repayment of the notes delivered by Terremark to Vistagreen for the purchase of Terremark Centre as described below.

     The unaudited pro forma condensed statements of operations for the three months ended June 30, 2000 and for the year ended March 31, 2000 give effect to the merger of Terremark and AmTec as if the transaction had occurred on April 1, 1999. An unaudited pro forma balance sheet illustrating the merger transaction is not provided, since the transaction is already reflected in the unaudited balance sheet as of June 30, 2000, which is included in the unaudited financial statements as of and for the period ended June 30, 2000, appearing elsewhere in this document.

     The pro forma financial statements are unaudited and do not purport to be indicative of actual results of operations that would have been reported had such events actually occurred on the dates specified, nor do they purport to be indicative of Terremark Worldwide's future results. No estimates of future cost savings related to among other things, administrative consolidations and other efficiencies have been reflected in these pro forma financial statements. The pro forma financial statements, including the notes thereto, should be read in conjunction with the audited and unaudited historical financial statements, including the notes thereto, appearing elsewhere in this document or incorporated by reference.

     The merger transaction resulted in Terremark Holdings' shareholders receiving a majority of the combined company's voting common stock. Accordingly, the merger was treated as a reverse acquisition for accounting purposes, with Terremark Holdings as the acquirer. After the merger, comparative historical information of the combined company is that of Terremark Holdings. Subsequent to the merger, the company has been known as Terremark Worldwide, Inc.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 2000
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                             TERREMARK       AMTEC          MERGER         COMPANY
                                            HISTORICAL    HISTORICAL    ADJUSTMENTS(A)    PRO FORMA
                                            -----------   -----------   --------------   ------------
Total revenues............................  $    15,390   $        --    $        --     $     15,390
Expenses:
  Cost of real estate sold and services...        9,422            --             --            9,422
  Selling, general and administrative.....       10,851         4,350             --           15,201
  Depreciation and amortization...........           81            --          7,329            7,410
                                            -----------   -----------    -----------     ------------
          Operating expenses..............       20,354         4,350          7,329           32,033
                                            -----------   -----------    -----------     ------------
  Loss from operations....................       (4,964)       (4,350)        (7,329)         (16,643)
Other (expense) income:
  Equity in losses of affiliate and
     unconsolidated subsidiary............           --          (318)            --             (318)
  Interest income.........................          222            --             --              222
  Interest expense........................         (804)           --             --             (804)
  Other (expense) income..................           38            94             --              132
  Dividend on preferred stock.............         (418)         (350)           418             (350)
                                            -----------   -----------    -----------     ------------
          Total other (expense) income....         (962)         (574)           418           (1,118)
                                            -----------   -----------    -----------     ------------
  Loss before income taxes................       (5,926)       (4,924)        (6,911)         (17,761)
Income taxes:
  Current tax expense.....................          107            --             --              107
  Deferred tax expense....................           --            --             --               --
                                            -----------   -----------    -----------     ------------
          Total income tax expense........          107            --             --              107
                                            -----------   -----------    -----------     ------------
          Net loss........................  $    (6,033)  $    (4,924)   $    (6,911)    $    (17,868)
                                            ===========   ===========    ===========     ============
Loss per share:
  Basic and diluted.......................  $     (0.09)  $     (0.15)                   $      (0.10)
                                            ===========   ===========    ===========     ============
  Weighted average shares outstanding
     Basic and diluted(b).................   70,685,845    33,960,017     76,576,334      181,222,196
                                            ===========   ===========    ===========     ============

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED MARCH 31, 2000

(a) Merger adjustments include approximately $7,329,000 in amortization from April 1, 1999 through March 31, 2000 of goodwill resulting from the excess purchase price of AmTec over the estimated fair value of AmTec's identifiable assets and liabilities. The purchase price was approximately $49.9 million and goodwill resulting from the purchase price allocation was approximately $35.5 million. The goodwill amortization period is five years and is based on preliminary studies and valuations of AmTec by a third party. Management does not believe that the final purchase price allocation and resulting amortization will produce materially different results than those reflected herein.

      Merger adjustments also include the elimination of approximately $418,000 in dividends on Terremark preferred stock, which was converted into common shares in conjunction with the Terremark and AmTec merger transaction.

(b) Basic weighted average shares represents the total number of shares issued to related shareholders in the merger and includes the conversion of Terremark's shares to shares in the merged company as if such conversion had occurred at April 1, 1999.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2000
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                             TERREMARK         AMTEC           MERGER         COMPANY
                                             HISTORICAL    HISTORICAL(A)   ADJUSTMENTS(B)    PRO FORMA
                                            ------------   -------------   --------------   ------------
Total revenues............................  $      1,825       $  --        $        --     $      1,825
Expenses:
  Cost of real estate sold and services...           668          --                 --              668
  Selling, general and administrative.....         4,067         303                 --            4,370
  Depreciation and amortization...........         1,594          --                611            2,205
                                            ------------       -----        -----------     ------------
          Operating expenses..............         6,329         303                611            7,243
                                            ------------       -----        -----------     ------------
  Loss from operations....................        (4,504)       (303)              (611)          (5,418)
Other (expense) income:
  Equity in losses of affiliate and
     unconsolidated subsidiary............          (174)         --                 --             (174)
  Interest income.........................           163          --                 --              163
  Interest expense........................          (245)         --                 --             (245)
  Other (expense) income..................          (702)         33                 --             (669)
  Dividend on preferred stock.............           (35)         --                 35               --
                                            ------------       -----        -----------     ------------
          Total other (expense) income....          (993)         33                 35             (925)
                                            ------------       -----        -----------     ------------
  Loss before income taxes................        (5,497)       (270)              (576)          (6,343)
Income taxes:
  Current tax expense.....................            --          --                 --               --
  Deferred tax expense....................            --          --                 --               --
                                            ------------       -----        -----------     ------------
          Total income tax expense........            --          --                 --               --
                                            ------------       -----        -----------     ------------
          Net loss........................  $     (5,497)      $(270)       $      (576)    $     (6,343)
                                            ============       =====        ===========     ============
Loss per share:
  Basic and diluted.......................  $      (0.04)                                   $      (0.03)
                                            ============                                    ============
  Weighted average shares outstanding
     Basic and diluted(c).................   152,996,230                     35,325,641      188,321,871
                                            ============                    ===========     ============

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2000

(a) AmTec Historical represents the results of operations of AmTec for the period April 1, 2000 through April 28, 2000 and are unaudited.

(b) Merger adjustments include approximately $611,000 in amortization from April 1, 2000 through April 28, 2000 of goodwill resulting from the excess purchase price of AmTec over the estimated fair value of AmTec's identifiable assets and liabilities. The purchase price was approximately $49.9 million and goodwill resulting from the purchase price allocation was approximately $35.5 million. The goodwill amortization period is five years and is based on preliminary studies and valuations of AmTec by a third party. Management does not believe that the final purchase price allocation and resulting amortization will produce materially different results than those reflected herein.

      Merger adjustments also include the elimination of approximately $35,000 in dividends on Terremark preferred stock, which was converted into common shares in conjunction with the Terremark and AmTec merger transaction.

(c) Basic weighted average shares represents the total number of shares issued to related shareholders in the merger and includes the conversion of Terremark's shares to shares in the merged company as if such conversion had occurred at April 1, 2000.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Terremark Holdings, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Terremark Holdings, Inc. and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Fort Lauderdale, Florida
June 26, 2000

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
                                         ASSETS
Real estate inventories.....................................  $ 11,797,306   $12,888,206
Cash and cash equivalents...................................     3,391,977     2,808,033
Restricted cash.............................................       506,776        31,317
Accounts receivable.........................................       777,307       589,578
Notes receivable............................................     2,755,413       337,050
Furniture and equipment, net of accumulated depreciation of
  $133,943 and $52,679, respectively........................     1,010,735       191,018
Other assets................................................     1,977,373       752,389
Real estate held for sale...................................    55,781,259            --
                                                              ------------   -----------
          Total assets......................................  $ 77,998,146   $17,597,591
                                                              ============   ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable...............................................  $ 72,784,079   $ 8,630,556
Trade payable and other liabilities.........................     4,083,039     1,734,280
Interest payable............................................        72,914       387,696
Tenant and customer deposits................................       458,962       235,396
Deferred revenue............................................       122,721       100,000
                                                              ------------   -----------
                                                                77,521,715    11,087,928
                                                              ------------   -----------
Preferred stock, $1 par value, 4,176,693 shares authorized,
  issued and outstanding....................................     4,176,693     4,176,693
Common stock, $.001 par value, 300,000,000 authorized;
  70,685,845 shares issued and outstanding..................        70,686        70,686
Paid in capital.............................................     7,954,010     7,954,010
Retained deficit............................................   (11,724,958)   (5,691,726)
Commitments and contingencies (Note 11)
                                                              ------------   -----------
                                                                   476,431     6,509,663
                                                              ------------   -----------
          Total liabilities and stockholders' equity........  $ 77,998,146   $17,597,591
                                                              ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE YEARS ENDED MARCH 31,
                                                          ---------------------------------------
                                                             2000          1999          1998
                                                          -----------   -----------   -----------
Revenues:
  Real estate sales.....................................  $11,008,332   $42,041,391   $37,038,299
  Commission income.....................................    1,218,647     1,021,560       162,367
  Development fees......................................    1,345,000       625,000            --
  Management fees.......................................    1,069,176       768,161       311,791
  Construction fees.....................................      749,262            --       120,000
                                                          -----------   -----------   -----------
          Operating revenues............................   15,390,417    44,456,112    37,632,457
                                                          -----------   -----------   -----------
Expenses:
  Cost of real estate sold..............................    8,867,641    31,147,530    22,666,891
  Construction expenses.................................      554,610            --            --
  General and administrative expenses...................    7,917,793     6,020,047     7,023,862
  Sales and marketing expenses..........................    2,933,125     5,479,561     1,783,621
  Provision for write down of real estate inventories...           --            --     3,891,911
  Bad debt expense......................................           --        71,472        81,900
  Depreciation and amortization.........................       81,264        50,012        19,475
                                                          -----------   -----------   -----------
          Operating expenses............................   20,354,433    42,768,622    35,467,660
                                                          -----------   -----------   -----------
  (Loss) income from operations.........................   (4,964,016)    1,687,490     2,164,797
                                                          -----------   -----------   -----------
Other income (expense):
  Interest income.......................................      222,062       263,179        80,944
  Interest expense......................................     (804,785)   (1,493,539)   (1,210,191)
  Other (expense) income................................      (68,824)      167,056        61,000
  Dividend on preferred stock...........................     (417,669)           --            --
                                                          -----------   -----------   -----------
          Total other expense...........................   (1,069,216)   (1,063,304)   (1,068,247)
                                                          -----------   -----------   -----------
  (Loss) income before income taxes.....................   (6,033,232)      624,186     1,096,550
Income taxes:
  Current tax expense...................................           --            --       106,924
  Deferred tax (benefit)................................           --            --      (106,924)
                                                          -----------   -----------   -----------
          Total income tax expense......................           --            --            --
                                                          -----------   -----------   -----------
          Net (loss) income.............................  $(6,033,232)  $   624,186   $ 1,096,550
                                                          ===========   ===========   ===========
  Basic and diluted (loss) earnings per common share....  $     (0.09)  $      0.01   $      0.02
                                                          ===========   ===========   ===========
  Weighted average common shares outstanding............   70,685,845    70,685,845    70,685,845
                                                          ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           STOCKHOLDERS' EQUITY
                                       -------------------------------------------------------------
                                                        COMMON STOCK
                                                      PAR VALUE $.001
                                                    --------------------   ADDITIONAL
                                       PREFERRED      ISSUED                PAID-IN       RETAINED
                                         STOCK        SHARES     AMOUNT     CAPITAL       DEFICIT
                                       ----------   ----------   -------   ----------   ------------
Balance at March 31, 1997............  $       --   70,685,845   $70,686   $7,954,010   $ (7,412,462)
Net income...........................                                                      1,096,550
                                       ----------   ----------   -------   ----------   ------------
Balance at March 31, 1998............          --   70,685,845    70,686    7,954,010     (6,315,912)
Preferred stock issued in conversion
  of debt (4,176,693 shares
  $1/share)..........................   4,176,693
Net income...........................                                                        624,186
                                       ----------   ----------   -------   ----------   ------------
Balance at March 31, 1999............   4,176,693   70,685,845    70,686    7,954,010     (5,691,726)
Net loss.............................                                                     (6,033,232)
                                       ----------   ----------   -------   ----------   ------------
Balance at March 31, 2000............  $4,176,693   70,685,845   $70,686   $7,954,010   $(11,724,958)
                                       ==========   ==========   =======   ==========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED MARCH 31,
                                                         ----------------------------------------
                                                             2000          1999          1998
                                                         ------------   -----------   -----------
Cash flows from operating activities:
  Net (loss) income....................................  $ (6,033,232)  $   624,186   $ 1,096,550
  Adjustments to reconcile net (loss) income to net
     cash provided by (used in) operating activities:
     Depreciation......................................        23,967        38,847        19,475
     Amortization of loan costs to interest expense....       137,749       118,362       169,557
     Amortization of capital lease.....................        57,297        11,165            --
     Write off of bad debt.............................            --        71,472        81,900
     Gain on sale of building..........................            --            --       (61,690)
     Write-down of Terremark Centre....................       443,627
     Provision for impairment of real estate
       inventories.....................................            --            --     3,891,911
     (Increase) decrease in:
       Real estate inventories:
       Additions to real estate inventories............    (8,904,807)   (8,940,739)  (34,115,795)
       Capitalized interest and real estate taxes......       (71,027)   (1,784,057)   (2,816,879)
       Cost of real estate inventories conveyed........     9,905,620    31,147,530    22,666,851
       Restricted cash.................................      (212,335)      (14,317)      586,105
       Accounts receivable.............................       164,172      (598,887)      237,511
       Shareholder receivable..........................            --       548,795    (1,377,657)
       Notes receivable................................    (2,418,363)      387,592      (371,990)
       Receivable from affiliate.......................            --            --       872,090
       Other assets....................................      (263,702)      973,703    (1,316,223)
     Increase (decrease) in:
       Trade payable and other liabilities.............       189,121    (1,880,818)    1,302,035
       Tenant and customer deposits....................      (109,559)   (2,343,056)    1,754,552
       Interest payable................................      (351,312)   (2,286,367)      (66,025)
       Deferred revenue................................        22,721      (217,934)      317,934
                                                         ------------   -----------   -----------
          Net cash (used in) provided by operating
            activities.................................    (7,420,063)   15,855,477    (7,129,788)
                                                         ------------   -----------   -----------
Cash flows from investing activities:
  Purchase of fixed assets.............................      (730,718)     (194,496)      (13,290)
  Assets acquired under capital lease..................       (14,691)           --            --
  Sale of building.....................................            --            --       564,884
  Cash acquired in acquisition of Terremark Centre.....        10,250            --            --
  Cash acquired in acquisition of Grove Hill, Ltd......            --            --       935,308
                                                         ------------   -----------   -----------
          Net cash (used in) provided by investing
            activities.................................      (735,159)     (194,496)    1,486,902
                                                         ------------   -----------   -----------
Cash flows from financing activities:
  New borrowings.......................................    17,861,701    18,136,761    26,881,503
  Payments on loans....................................    (9,122,535)  (37,410,591)  (17,850,094)
  Cash overdraft.......................................            --        44,704            --
                                                         ------------   -----------   -----------
          Net cash provided by (used in) financing
            activities.................................     8,739,166   (19,229,126)    9,031,409
                                                         ------------   -----------   -----------
          Net increase (decrease) in cash..............       583,944    (3,568,145)    3,388,523
Cash and cash equivalents at beginning of year.........     2,808,033     6,376,178     2,987,655
                                                         ------------   -----------   -----------
Cash and cash equivalents at end of year...............  $  3,391,977   $ 2,808,033   $ 6,376,178
                                                         ============   ===========   ===========

                                                              FOR THE YEARS ENDED MARCH 31,
                                                         ----------------------------------------
                                                             2000          1999          1998
                                                         ------------   -----------   -----------
Supplemental Disclosure:
  Non-monetary transactions:
     Conversion of debt to equity
       Notes payable...................................  $         --   $(3,597,474)  $        --
       Interest payable................................            --      (579,219)           --
       Preferred stock.................................            --     4,176,693            --
     Terremark Centre acquisition
       Cash and cash equivalents.......................        10,250            --            --
       Restricted cash.................................       263,124            --            --
       Accounts receivable.............................       351,901            --            --
       Other assets....................................     1,116,653            --            --
       Real estate held for sale.......................    56,000,000            --            --
       Trade payable and other liabilities.............    (1,957,916)           --            --
       Interest payable................................       (36,530)           --            --
       Tenant and customer deposits....................      (333,125)           --            --
       Notes payable...................................   (55,414,357)           --            --
     Grove Hill, Ltd. acquisition
       Notes payable...................................            --            --    (3,597,474)
       Real estate inventories.........................            --            --     3,597,474
                                                         ------------   -----------   -----------
                                                         $         --   $        --   $        --
                                                         ============   ===========   ===========
Interest paid (net of amount capitalized)..............  $    366,707   $   990,245   $ 1,315,377
                                                         ============   ===========   ===========
Taxes paid.............................................  $         --   $   320,375   $        --
                                                         ============   ===========   ===========
Assets acquired under capital lease....................  $    216,412   $   111,654   $        --
                                                         ============   ===========   ===========

In 2000, the Company reclassified approximately $178,000 from real estate inventories to furniture and equipment.

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

1. BUSINESS AND ORGANIZATION

     Terremark Holdings, Inc. and subsidiaries (the "Company") are engaged in various real estate services, including management, development, construction, sales, leasing and financing of real estate projects. The Company was founded in 1982.

     The Company's commercial and mixed use development activities include concept development, acquisition of land, project design, equity and financing arrangement, construction, sales and leasing. Under various service agreements, the Company currently manages commercial and residential property. Management activities include operations, maintenance, leasing and brokerage services. The Company also develops and sells condominiums and condominium hotels under its Fortune House concept. Fortune House allows individual owners of condominium units to participate in a hotel-style rental program while not in residence.

     On April 28, 2000, the Company completed a reverse merger with AmTec, Inc. ("AmTec"), a public company. The surviving company was renamed Terremark Worldwide, Inc. ("TWW"). As a result of the reverse merger, each share of the Company's common stock was converted into approximately 63 shares of TWW common stock. Stockholders' equity reflects this conversion as if it had occurred at the beginning of each period. Prior to the AmTec merger, the Company was solely engaged in various real estate services. Subsequently, the Company will also be engaged in telecom services and telecom facilities management and will report business segment information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Company's significant accounting principles and practices used in the preparation of the consolidated financial statements follows.

  Basis of Financial Statement Presentation

     The Company's consolidated financial statements include the Company's wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

     The accounts of Grove Hill, Ltd., whose General Partner is also a shareholder of the Company, are also consolidated in these financial statements. In April 1997, the Company acquired a 49.5% interest in Grove Hill through the assumption of an approximate $3.6 million note due to a financial institution. At the time of acquisition, the only significant assets of Grove Hill were 32 completed condominium units held for sale. The fair value of the liabilities assumed of approximately $25.2 million were greater than the fair value of the assets, and as a result an impairment of approximately $3.9 million was recorded.

  Use of Estimates

     The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made to the prior years' financial statements to conform with current presentation.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

  New Accounting Standards Not Yet Adopted

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. The Company has no derivative instruments.

  Real Estate Inventories and Cost of Real Estate Sold

     Real estate inventories consist of completed condominiums and condominiums under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Acquisition, development and other indirect costs related to acquisition and development of real estate projects are capitalized. Interest and real estate taxes incurred relating to the construction of condominiums are capitalized during the active development period. The capitalized costs are relieved from inventory on the relative sales value method for each project as the related revenue is recognized.

     The Company subcontracts construction to third parties and the construction contracts require subcontractors to repair or replace deficiencies related to their trade.

     Whenever events or circumstances indicate that the carrying value of the real estate inventories may not be recoverable, impairment losses are recorded and the related assets are adjusted to their estimated fair market value, less selling costs.

  Cash, Cash Equivalents and Restricted Cash

     The Company considers all amounts held in highly liquid instruments with an original purchased maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash balances maintained in the operating and interest-bearing money market accounts at the Company's banks. Restricted cash includes escrowed cash balances for tenant security and customer purchase deposits.

     The Company has concentrated its credit risk for cash by maintaining deposits in banks in excess of federally insured limits. The maximum loss that would have resulted from the risk totaled approximately $3.2 million as of March 31, 2000 and $2.6 million as of March 31, 1999, for the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by federal insurance. The funds are on deposit in banks that have extended credit to the Company in excess of the amounts at risk.

     The Company's business and customer base is primarily in the Miami, Florida area. Consequently, any significant economic downturn in this market could have an effect on the Company's business, results of operations and financial condition.

  Allowance for Uncollectible Receivables

     Management regularly evaluates factors affecting collectibility of receivable balances. Management believes all accounts at March 31, 2000 and 1999 are collectible, therefore, no allowance for uncollectible receivables is maintained.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

  Furniture and Equipment, Net

     Furniture and equipment include acquired assets and those accounted for under a capital lease. These assets are depreciated on a straight-line method over their estimated remaining useful lives, or term of the lease, as follows:

Computer software...........................................    3 years
Furniture, fixtures and equipment...........................    5 years
Leasehold improvements......................................    5 years
Capital lease assets........................................  3-5 years

  Trade Payable and Other Liabilities

     Trade payable and other liabilities includes liabilities incurred during the normal course of business and obligations under capital leases and license fees payable.

  Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. At March 31, 2000, 1999 and 1998, the Company had no comprehensive income.

  Revenue and Profit Recognition

     Revenues from construction and development activities are recognized on a completed contract basis. The related profit is recognized in full when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. Revenues and expenses related to the leasing, management, and financing activities are recognized at the time service is provided.

  Basic and Diluted (Loss) Earnings Per Common Share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS"). Basic EPS equals net income divided by the number of weighted average common shares. Diluted EPS includes potentially dilutive securities such as stock options and convertible securities. The effect of shares issuable upon exercise of convertible preferred stock is anti-dilutive, therefore diluted earnings per share is not presented in a comparative format.

3. REAL ESTATE INVENTORIES

     Real estate inventories are summarized as follows:

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Work in progress............................................  $ 8,566,697   $        --
Completed inventories.......................................    3,230,609    14,662,428
                                                              -----------   -----------
                                                               11,797,306    14,662,428
Less: impairment allowance..................................           --    (1,774,222)
                                                              -----------   -----------
                                                              $11,797,306   $12,888,206
                                                              ===========   ===========

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

4. NOTES RECEIVABLE

     Notes receivable consist of the following:

                                                                    MARCH 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ----------   --------
$3,000,000 million line of credit to Spectrum
  Telecommunications Corp., $1,000,000 and $-0- principal
  outstanding at March 31, 2000 and 1999, respectively;
  interest accrues annually at 10%..........................  $1,002,740   $     --
Notes receivable from AmTec, Inc., $1,125,000 principal,
  interest accrues annually at 10%
  Interest and principal due July 1, 2000...................   1,162,705         --
Note receivable from a corporation, $200,000 principal,
  interest accrues annually at 8%
  Interest and principal due upon demand....................     220,647    207,974
Note receivable from a corporation, $360,000 principal
  collateralized by second lien on condominium units,
  interest accrues annually at 9% Interest and principal due
  August 27, 2002...........................................     369,321         --
Other notes receivable......................................          --    129,076
                                                              ----------   --------
                                                              $2,755,413   $337,050
                                                              ==========   ========

     On March 21, 2000, the Company entered into an option agreement with Spectrum Telecommunications Corp. ("Spectrum") to acquire substantially all of its common stock. On June 26, 2000, the Company agreed to exercise its option for 80% of Spectrum's common stock in exchange for (a) three million shares of TWW and (b) forgiveness of the outstanding balance of the Company's line of credit to Spectrum.

     The Company has a further option for a period of 18 months from the date of exercise to acquire the balance of Spectrum's capital stock in exchange for $10.0 million or 1.5 million shares of Fusion Telecommunications International, Inc., a related party through common ownership.

5. OTHER ASSETS

     Other assets consist of the following:

                                                                    MARCH 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ----------   --------
Prepaid expenses and other..................................  $1,057,340   $545,329
Loan costs, net of accumulated amortization of $1,095,595
  and $957,846..............................................     368,946    207,060
Deferred acquisition costs..................................     410,591         --
Reimbursable construction costs and other expenses..........     140,496         --
                                                              ----------   --------
                                                              $1,977,373   $752,389
                                                              ==========   ========

     Loan costs, principally loan origination and related fees, are deferred and amortized as interest expense over the life of the respective loan using the straight-line method, which approximates the effective interest method.

6. REAL ESTATE HELD FOR SALE

     On December 22, 1999, the Company acquired for approximately $56.0 million all partnership interests of Terremark Centre, Ltd. ("TCL"). TCL is a single purpose entity and is fee simple owner of a 294,000

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES square foot 21 story Class A office building with 1100 parking spaces and 16 townhouses on approximately 3.2 acres known as Terremark Centre, located in Coconut Grove, Florida. The acquisition was financed through assumption of a first mortgage of approximately $28.3 million on Terremark Centre and issuance of approximately $27.1 million in purchase money notes to the sellers.

7. NOTES PAYABLE

     Notes payable consist of the following:

                                                                     MARCH 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------   ----------
Note payable to a commercial lender, collateralized by a
  first mortgage on real estate. Principal payable in
  installments as condominium units are sold. Interest
  accrues at prime, payable through an interest reserve.
  Principal and unpaid interest due November 2000, with an
  option for two six month extensions. Guaranteed by
  majority shareholder......................................  $ 2,681,998   $7,217,557
Note payable to a commercial lender, payable in installments as condominiums are sold with minimum annual principal
  payments of $1.2 million. The loan matures in August 2002.
  Interest accrues at 1% over prime, payable monthly.
  Collateralized by condominiums. Guaranteed by majority
  shareholder...............................................           --    1,124,999
Note payable to a corporation in seventy-five monthly
  installments of principal and interest beginning January
  1, 1999. Interest accrues at 9.5%.........................      272,397      288,000
$15 million line of credit facility with a financial
  institution, collateralized by a first mortgage on real
  estate and certain ownership interests in the Company held by the majority shareholder co-borrower. Interest accrues
  at 1% over prime, payable monthly. Outstanding balance and
  unpaid accrued interest due March 6, 2001.................   14,631,700           --
Note payable to a financial institution, collateralized by a first mortgage on Terremark Centre and all future rents of the property. Principal and interest payable monthly based on a 20-year amortization at 7.74% until May 15, 2001 and
  at an adjustable rate thereafter. Remaining principal and
  interest due the earlier of on demand or May 15, 2006.....   28,100,084           --
Notes payable to a corporation, collateralized by the
  partnership interests of Terremark Centre, Ltd. Principal, together with the greater of (a) all accrued and unpaid
  interest at a rate of 7%, beginning December 22, 1999 or
  (b) a minimum interest payment of $1,000,000, due upon
  sale of Terremark Centre..................................   27,097,900           --
                                                              -----------   ----------
                                                              $72,784,079   $8,630,556
                                                              ===========   ==========

     In June 2000, the Company amended its $15.0 million line of credit to reduce the maximum amount to $7.5 million. In addition, the shareholder was released as coborrower and the Company ownership interests held by the shareholder were released as collateral.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

     Interest expense of $804,785, $1,493,539 and $1,210,191, net of amounts capitalized to real estate inventories totaling $41,038, $1,657,948 and $2,759,694, was recognized in fiscal years 2000, 1999 and 1998, respectively.

     As of March 31, 2000, the future maturities of the Company's borrowing for each of the subsequent five years and thereafter are as follows:

2001........................................................  $72,532,784
2002........................................................       25,206
2003........................................................       27,707
2004........................................................       30,457
2005........................................................       33,481
Thereafter..................................................      134,444
                                                              -----------
          Total.............................................  $72,784,079
                                                              ===========

8. PREFERRED STOCK

     On March 31, 1999, the holders of $3,597,474 of debt and $579,219 in accrued interest payable converted their debt and the accrued interest into 4,176,693 shares of preferred stock. The $1 par value preferred stock has a 10% cumulative preferred dividend, payable annually commencing March 31, 2000. At March 31, 2000, there were cumulative unpaid dividends of $417,669. During April 2000, the preferred stock was acquired by certain members of Terremark's management. Upon consummation of the AmTec merger, the preferred shares were converted into 7,853,985 shares of TWW common stock.

9. INCOME TAXES

     The deferred tax provision consists of income taxes relating to differences between the tax bases of assets and liabilities and their financial reporting amounts.

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Deferred tax assets:
  Excess of tax basis over book basis on real estate
     investment.............................................  $        --   $    31,934
  Charitable contributions..................................      199,704       197,126
  Deferred revenue (percentage of completion vs. completed
     contract)..............................................      315,292       309,547
  Allowances and other......................................      166,938            --
  Net operating loss carryforwards..........................    2,745,673       694,178
  Tax credits...............................................      245,780       245,780
                                                              -----------   -----------
          Total deferred tax assets.........................    3,673,387     1,478,565
                                                              -----------   -----------
Valuation allowance.........................................   (3,553,499)   (1,371,641)
                                                              -----------   -----------
Deferred tax liability:
  Excess of book basis over tax basis on real estate
     investment.............................................     (109,758)           --
  Other.....................................................      (10,130)           --
                                                              -----------   -----------
          Total deferred tax liability......................     (119,888)           --
                                                              -----------   -----------
          Net deferred tax asset............................  $        --   $   106,924
                                                              ===========   ===========

     The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has established a valuation allowance against deferred tax assets of $3,553,499 and $1,371,641 as of

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

March 31, 2000 and 1999, respectively since the company has a history of operating losses and in the near term does not expect taxable income. Accordingly, the deferred tax asset will likely not be realized.

     As of March 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $7.2 million, which begin to expire in 2019. Utilization of these net operating losses may be limited if there is a significant change in ownership.

     The reconciliation between the statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                                FOR THE YEARS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Rate reconciliation
Statutory rate............................................    (34.0)%   34.0%    34.0%
State income taxes, net of federal income tax benefit.....     (3.3)     3.0      3.0
Other permanent differences...............................      2.7       --       --
Increase (decrease) in valuation allowance................     36.4    (37.0)   (37.0)
                                                              -----    -----    -----
          Effective tax rate..............................      1.8%     0.0%     0.0%
                                                              =====    =====    =====

10. COMMITMENTS AND CONTINGENCIES

  Leasing Activities

     The Company leases space for its property management operations, office equipment and furniture under operating leases. Equipment is also leased under a capital lease, which is summarized as follows:

                                                                          MARCH 31,
                                                                     -------------------
                                                            TERM       2000       1999
                                                           -------   --------   --------
Furniture and equipment..................................  5 years   $111,654   $111,654
Other equipment..........................................  3 years    216,412         --
                                                                     --------   --------
                                                                      328,066    111,654
Less: accumulated amortization...........................              68,462     11,165
                                                                     --------   --------
          Net capitalized leased asset...................            $259,604   $100,489
                                                                     ========   ========

     At March 31, 2000, future minimum lease payments for each of the succeeding five years under non-cancellable operating and capital leases having a remaining term in excess of one year are as follows:

                                                              CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              --------   ----------
2001........................................................  $109,208   $  510,131
2002........................................................   109,208      507,500
2003........................................................    63,927      471,150
2004........................................................     9,335      445,000
2005........................................................        --      439,800
                                                              --------   ----------
          Total minimum lease payments......................   291,678   $2,373,581
                                                                         ==========
          Amount representing interest......................    38,055
                                                              --------
          Present value of net minimum lease payments.......  $253,623
                                                              ========

     Operating lease expense amounted to $72,833, $37,565 and $24,984 for fiscal years 2000, 1999 and 1998, respectively.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

  Litigation

     The Company is a defendant in various lawsuits arising in the ordinary course of business. Management, after consultation with its legal counsel, believes its positions to be meritorious. However, in the event that decisions are adverse, management does not believe the outcome of these matters would have a material effect on the consolidated financial statements.

  Contingent Profit

     In conjunction with the August 1998 sale of its interest in certain real estate acquired in January 1998, the Company entered into an agreement with the buyer wherein the Company is entitled to an additional contingent payment of $2.75 million plus a 10% cumulative return on the payment. The fee is due when the buyer has recovered its invested capital plus a 10% return. The Company also has a right to share in additional funds distributed above these returns. While the Company recognized the gain from the sale, it has not recognized any income under the contingent payment provisions as of March 31, 2000.

  Other

     The Company has unconditionally guaranteed payment of a first mortgage on the remaining three condominium units in the Grove Hill project sold in December 1999. The purchaser assumed the existing first mortgage of approximately $740,000, paid $100,000 in cash and provided the Company with a $360,000 second mortgage. The Company recognized a $33,316 loss on the sale. As of March 31, 2000, $740,000 is outstanding under the first mortgage.

11. RELATED PARTY TRANSACTIONS

     Due to the nature of the following relationships, the terms of the respective agreements might not be the same as those which would result from transactions among wholly unrelated parties. All significant related party transactions require approval by the Company's board of directors.

  Terremark Centre

     In 1994, the Company entered into a property management and real estate brokerage services agreement with Terremark Centre, Ltd. whose Partners share an officer with the Company. The Company recorded as income, management fees of $232,240, $320,964 and $311,791 and brokerage commissions of $764,412, $456,789 and $133,517 in fiscal 2000, 1999 and 1998, respectively.

     In January 2000, the Company entered into a lease agreement with Terremark Centre, Ltd. for office space. The lease commences in April 2000, and the Company's aggregate commitment over the five year life is approximately $2.2 million. Prior to commencement of the lease, the Company occupied space in Terremark Centre rent free in connection with providing property management and real estate brokerage services.

  Development Fees

     The Company recorded development fee income in the amount of $20,000 from an affiliate and $120,000 from a shareholder during the years ended March 31, 1999 and 1998, respectively.

  Management Fees

     Certain officers and executives of the Company own partnership interests in two office buildings. The Company provides management services to both partnerships for a fee. Management fee revenues totaled $119,416, $243,000 and $0 for the years ended March 31, 2000, 1999 and 1998, respectively.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

     In fiscal 2000 and 1999, the Company provided management services to the Fortune House Condominium Association. The Company recorded as income $50,000 and $30,780 relating to the services performed.

12. SUBSEQUENT EVENTS

  Merger

     On April 28, 2000, the Company merged with and into AmTec, a publicly traded international telecommunications and services company, pursuant to an agreement dated November 24, 1999 and approved by the stockholders of AmTec on April 28, 2000 ("AmTec merger").

     The AmTec merger will be accounted for using the purchase method of accounting, with the Company treated as the acquirer for accounting purposes. As a result, the assets and liabilities of the Company will be recorded at historical values and the assets and liabilities of AmTec will be recorded at their estimated fair values at the date of the merger. The purchase price is based on the market capitalization of AmTec using $0.99 per AmTec common share, the average trading price of AmTec shares, for a period immediately before and after the proposed announcement on November 9, 1999 of the AmTec merger, plus certain estimated merger related costs. In periods subsequent to the merger, historical financial information of Terremark will be that of the surviving corporation.

     The following unaudited condensed results of operations for the years ended March 31, 2000 and 1999 were prepared assuming the AmTec merger occurred on April 1, 1999 and 1998, respectively.

                                                                FOR THE YEARS ENDED
                                                                     MARCH 31,
                                                            ---------------------------
                                                                2000           1999
                                                            ------------   ------------
                                                                    (UNAUDITED)
Revenue...................................................  $ 15,390,000   $ 44,456,000
Net loss..................................................   (17,868,000)   (12,956,000)
Basic and diluted net loss per share......................         (0.10)         (0.07)

     These amounts include AmTec's actual results for the years ended March 31, 2000 and 1999, respectively. In preparing the pro forma information, various assumptions were made. This information is not necessarily indicative of what would have occurred had these transactions occurred as of April 1, 1999 and 1998, nor is it indicative of the results of future combined operations.

  Sale of Real Estate Held for Sale

     In April 2000, the Company sold Terremark Centre for approximately $58.8 million, and certain assets and liabilities related to the building were transferred to the purchaser at closing. No gain or loss was recognized on its sale. The cash proceeds were used to repay approximately $55.8 in related debt, including a first mortgage amounting to $28.8 million and approximately $27.0 million in other debt collateralized by the Terremark Centre. Pursuant to a related agreement dated November 24, 1999, TWW sold a 35.0% ownership interest in the merged company for $28.1 million immediately subsequent to the merger.

  Sale of Common Stock

     In April 2000, the TWW sold 68,722,349 shares of common stock to a third party for approximately $28.1 million. The third party was the previous owner of Terremark Centre.

                   TERREMARK HOLDINGS, INC. AND SUBSIDIARIES

  Investments

     In April 2000, the Company purchased, for $3.5 million, a 26.9% ownership interest in Boca Technology Center, LLC, an entity formed for the purpose of acquiring and operating the property formerly known as Blue Lake Technology Center, a 1,770,000 square foot mixed use facility in Boca Raton, Florida.

     In May 2000, TWW acquired Telecom Routing Exchange Developers, Inc., a corporation holding rights to develop and manage facilities catering to the telecommunications industry, in exchange for eight million shares of TWW common stock.

     In June 2000, TWW acquired all of the outstanding stock of Post Shell Technology Contractors, Inc., a provider of construction services, in exchange for three million shares of TWW common stock.

  Other

     In May 2000, TWW entered into an agreement to lease approximately 9,887 rentable square feet of office space at 405 Lexington Avenue, New York, New York commencing in fiscal year 2001. TWW's aggregate commitment over the lease's ten year life is approximately $6.2 million and is to be partially secured by a letter of credit.

     In June 2000, the Board of Directors of the Company adopted, subject to stockholder approval, the 2000 stock option plan. Prior to the AmTec merger, when the AmTec 1995 and 1996 stock option plans were adopted, the Company did not have a plan.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                   AS OF JUNE 30, 2000 AND MARCH 31, 2000 AND

                       FOR THE THREE-MONTH PERIODS ENDED

                             JUNE 30, 2000 AND 1999

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                JUNE 30,      MARCH 31,
                                                                  2000           2000
                                                              ------------   ------------
                                                                      (UNAUDITED)
                                         ASSETS
Real estate inventories.....................................  $11,873,046    $ 11,797,306
Cash and cash equivalents...................................   11,281,823       3,391,977
Restricted cash.............................................       74,427         506,776
Accounts receivable.........................................    3,868,042         777,307
Investment in affiliate.....................................    1,289,000              --
Investments in unconsolidated entities......................    6,003,799              --
Option agreements...........................................    8,900,000              --
Notes receivable............................................    3,146,554       2,755,413
Furniture and equipment, net of accumulated depreciation of
  $199,348 and $133,943, respectively.......................    1,225,322       1,010,735
Other assets................................................    2,171,584       1,977,373
Identifiable intangible assets and goodwill, net of
  accumulated amortization of $1,489,611 and $-0-,
  respectively..............................................   58,224,918              --
Real estate held for sale...................................           --      55,781,259
                                                              ------------   ------------
          Total assets......................................  $108,058,515   $ 77,998,146
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable...............................................  $ 5,881,961    $ 72,784,079
Trade payable and other liabilities.........................    6,128,362       4,083,039
Interest payable............................................      143,098          72,914
Tenant and customer deposits................................        3,080         458,962
Deferred revenue............................................      122,459         122,721
                                                              ------------   ------------
                                                              $12,278,960    $ 77,521,715
                                                              ============   ============
Convertible preferred stock: $1 par value, -0- and 4,176,693 shares authorized, issued and outstanding at June 30, 2000
  and March 31, 2000, respectively..........................  $        --    $  4,176,693
Series G convertible preferred stock: $.001 par value, 20
  and -0- shares authorized, issued and outstanding at June
  30, 2000 and March 31, 2000, respectively.................            1              --
Common stock: $.001 par value, 300,000,000 shares
  authorized; 196,574,179 and 70,685,845 shares issued and
  outstanding at June 30, 2000 and March 31, 2000,
  respectively..............................................      196,574          70,686
Paid in capital.............................................  111,118,305       7,954,010
Retained deficit............................................  (17,222,363)    (11,724,958)
Warrants....................................................    1,687,038              --
Commitments and contingencies (Note 13)
                                                              ------------   ------------
                                                               95,779,555         476,431
                                                              ------------   ------------
          Total liabilities and stockholders' equity........  $108,058,515   $ 77,998,146
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE THREE MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
                                                                     (UNAUDITED)
Revenues:
  Real estate sales.........................................  $    654,475   $ 4,681,566
  Commission income.........................................       332,781       121,884
  Development fees..........................................       340,000       331,667
  Management fees...........................................       354,891       255,010
  Construction fees.........................................       142,635        84,822
                                                              ------------   -----------
          Operating revenues................................     1,824,782     5,474,949
                                                              ------------   -----------
Expenses:
  Cost of real estate sold..................................       541,479     3,541,575
  Construction expenses.....................................       126,337        57,271
  General and administrative expenses.......................     3,267,073     1,857,956
  Sales and marketing expenses..............................       799,704       568,528
  Depreciation and amortization.............................     1,594,072        17,340
                                                              ------------   -----------
          Operating expenses................................     6,328,665     6,042,670
                                                              ------------   -----------
  (Loss) income from operations.............................    (4,503,883)     (567,721)
                                                              ------------   -----------
Other income (expense):
  Equity in losses of affiliate.............................      (173,555)           --
  Interest income...........................................       163,257         4,475
  Interest expense..........................................      (245,466)     (231,375)
  Other (expense) income....................................      (702,952)       59,940
  Dividend on preferred stock...............................       (34,806)     (104,417)
                                                              ------------   -----------
          Total other expense...............................      (993,522)     (271,377)
                                                              ------------   -----------
          Net loss..........................................  $ (5,497,405)  $  (839,098)
                                                              ============   ===========
          Basic and diluted loss per common share...........  $      (0.04)  $     (0.01)
                                                              ============   ===========
          Weighted average common shares outstanding........   152,996,230    70,685,845
                                                              ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                    STOCKHOLDERS' EQUITY
                       -------------------------------------------------------------------------------
                                          COMMON STOCK
                                        PAR VALUE $.001
                                     ----------------------    ADDITIONAL
                        PREFERRED      ISSUED                   PAID-IN                     RETAINED
                          STOCK        SHARES       AMOUNT      CAPITAL       WARRANTS      DEFICIT
                       -----------   -----------   --------   ------------   ----------   ------------
Balance at March 31,
  2000...............  $ 4,176,693    70,685,845   $ 70,686   $  7,954,010   $       --   $(11,724,958)
Effect of AmTec
  merger:
  Conversion of
     preferred
     stock...........   (4,176,693)    7,853,985      7,854      4,168,839
  Assumption of AmTec
     equity..........            1    38,232,000     38,232     46,923,840    1,687,038
Sale of common
  stock..............                 68,722,349     68,722     28,054,203
Common stock issued
  in acquisitions....                 11,000,000     11,000     23,919,000
Exercise of stock
  options............                     80,000         80         98,413
Net loss.............                                                                       (5,497,405)
                       -----------   -----------   --------   ------------   ----------   ------------
Balance at June 30,
  2000...............  $         1   196,574,179   $196,574   $111,118,305   $1,687,038   $(17,222,363)
                       ===========   ===========   ========   ============   ==========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE THREE MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $ (5,497,405)  $  (839,098)
  Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation...........................................        61,433        17,340
     Amortization of loan costs to interest expense.........        38,902        31,865
     Amortization of capital lease..........................         5,583            --
     Amortization of intangible assets and goodwill.........     1,527,056            --
     (Increase) decrease in:
       Real estate inventories:
       Additions to real estate inventories.................      (527,750)     (926,986)
       Capitalized interest and real estate taxes...........       (73,963)           --
       Cost of real estate inventories conveyed.............       525,973     3,541,562
       Restricted cash......................................       462,349        29,176
       Accounts receivable..................................      (527,393)      100,251
       Notes receivable.....................................      (391,141)       28,403
       Other assets.........................................      (524,909)      (23,386)
     (Decrease) increase in:
       Trade payable and other liabilities..................    (2,002,118)      143,407
       Customer deposits....................................            --       (72,600)
       Interest payable.....................................        70,184       129,937
       Tenant and customer deposits.........................      (455,882)           --
       Deferred revenue.....................................          (262)           --
                                                              ------------   -----------
          Net cash (used in) provided by operating
            activities......................................    (7,309,343)    2,159,871
                                                              ------------   -----------
Cash flows from investing activities:
  Purchase of fixed assets..................................      (131,654)      (30,302)
  Investment in unconsolidated entities.....................    (3,829,065)           --
  Proceeds from sale of Terremark Centre....................    55,781,259            --
  Cash acquired in acquisitions.............................     2,064,273            --
                                                              ------------   -----------
          Net cash provided by (used in) investing
            activities......................................    53,884,813       (30,302)
                                                              ------------   -----------
Cash flows from financing activities:
  New borrowings............................................     1,500,000            --
  Payments on loans.........................................   (68,407,042)   (1,752,344)
  Exercise of stock options.................................        98,492            --
  Sale of common stock......................................    28,122,926            --
                                                              ------------   -----------
          Net cash used in financing activities.............   (38,685,624)   (1,752,344)
                                                              ------------   -----------
          Net increase in cash..............................     7,889,846       377,225
Cash and cash equivalents at beginning of period............     3,391,977     2,808,033
                                                              ------------   -----------
Cash and cash equivalents at end of period..................  $ 11,281,823   $ 3,185,258
                                                              ============   ===========
Supplemental Disclosure:
  Interest paid (net of amount capitalized).................  $    175,282   $    69,573
                                                              ============   ===========
  Taxes paid................................................  $         --   $        --
                                                              ============   ===========
  Assets acquired under capital lease.......................  $         --   $        --
                                                              ============   ===========

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000

1. BUSINESS AND ORGANIZATION

     Terremark Worldwide, Inc. and its subsidiaries (the "Company" or "TWW") are engaged in telecom services, telecom facilities management and real estate services. The Company was founded in 1982. On April 28, 2000, the predecessor to the Company, Terremark Holdings, Inc. ("THI"), completed a reverse merger with AmTec, Inc. ("AmTec"), a public company. Historical information of the surviving company is that of THI. As a result of the reverse merger, each share of the Company's common stock was converted into approximately 63 shares of TWW common stock. Stockholders' equity reflects this conversion as if it had occurred at the beginning of each period. Prior to the reverse merger, the Company was solely engaged in various real estate services.

     Through an equity investment and other alliances, the Company provides long distance international telecommunication services, including telephony and data, to Asia and develops Internet Protocol (IP) fax services in Hong Kong, Guangdong Province of the People's Republic of China and Taiwan.

     The Company has combined its expertise in telecommunications and real estate operations by developing and managing facilities used by large telecommunications companies and internet service providers to house equipment and operate their business. Through its 80% owned subsidiary, Coloconnection, Inc., the Company plans to lease certain space within these telecommunications facilities for build-out and sub-leasing to smaller carriers, internet service providers and web hosting companies.

     The Company's traditional commercial and mixed use development activities include concept development, acquisition of land, project design, equity and financing arrangement, construction, sales and leasing. Under various service agreements, the Company currently manages commercial and residential property. Management activities include operations, maintenance, leasing and brokerage services. The Company also develops and sells condominiums and condominium hotels under its Fortune House concept. Fortune House allows owners of condominium units to participate in a hotel-style rental program while not in residence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting principles and practices used by the Company in preparing its consolidated financial statements follows.

  Basis of Financial Statement Presentation

     The consolidated financial statements at June 30, 2000 are unaudited and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period. All of the adjustments are of a normal recurring nature. The results of operations for the three months ended June 30, 2000 are not necessarily indicative of the results for the entire year ending March 31, 2001. The Company's consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries and an 80% owned subsidiary. All significant intercompany balances and transactions are eliminated in consolidation.

  Use of Estimates

     The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

  Reclassifications

     Certain reclassifications have been made to the prior periods' financial statements to conform with current presentation.

  New Accounting Standards Not Yet Adopted

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. The Company has no derivative instruments.

  Real Estate Inventories and Cost of Real Estate Sold

     Real estate inventories consist of completed condominiums and condominiums under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Acquisition, development and other indirect costs related to acquisition and development of real estate projects are capitalized. Interest and real estate taxes incurred relating to the construction of condominiums are capitalized during the active development period. The capitalized costs are relieved from inventory on the relative sales value method for each project as the related revenue is recognized.

     The Company subcontracts construction to third parties and the construction contracts require subcontractors to repair or replace deficiencies related to their trade.

     Whenever events or circumstances indicate that the carrying value of the real estate inventories may not be recoverable, impairment losses are recorded and the related assets are adjusted to their estimated fair market value, less selling costs.

  Cash, Cash Equivalents and Restricted Cash

     The Company considers all amounts held in highly liquid instruments with an original purchased maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash balances maintained in the operating and interest-bearing money market accounts at the Company's banks. Restricted cash includes escrowed cash balances for tenant security and customer purchase deposits.

     The Company has concentrated its credit risk for cash by maintaining deposits in banks in excess of federally insured limits. The maximum loss that would have resulted from the risk totaled approximately $11.1 million as of June 30, 2000 and $3.1 million as of June 30, 1999, for the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by federal insurance.

  Allowance for Uncollectible Receivables

     Management regularly evaluates factors affecting collectibility of receivable balances. Management believes all accounts at June 30, 2000 and March 31, 2000 are collectible, therefore, no allowance for uncollectible receivables is maintained.

  Investment in Affiliate

     The Company accounts for its investment in 50% owned subsidiary IP.Com, LLC using the equity method of accounting, as minority shareholders have substantive participating rights under the joint venture contract. Under the equity method, the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. The excess of the purchase price over the Company's proportionate ownership interest in identifiable net assets of IP.Com is amortized on a straight-line method over a period of five years. Reserves are provided where management determines that the investment or equity

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES in earnings is not realizable. The Company is currently evaluating its strategic alternatives for IP.Com's operations.

  Investments in Unconsolidated Entities

     The Company accounts for its investments in telecommunications facilities using the cost method of accounting. Under the cost method, the investment is carried at cost of acquisition.

     The Company intends to liquidate its investment in Hebei Equipment and accordingly carries this investment at liquidation value. Reserves are provided where management determines that the net carrying amount of an investment may not be recoverable.

  Option Agreements

     Option agreements are carried at the lower of cost or fair market value and represent options to acquire up to 50% ownership interests in certain telecommunications entities.

  Furniture and Equipment, Net

     Furniture and equipment, net includes acquired assets and those accounted for under a capital lease. Purchased assets are recorded at cost and depreciated on the straight-line method over their estimated remaining useful lives. Capital leased assets are recorded at the net present value of minimum lease payments and are depreciated on the straight-line method over the term of the lease, as follows:

Computer software...........................................    3 years
Furniture, fixtures and equipment...........................    5 years
Leasehold improvements......................................    5 years
Capital lease assets........................................  3-5 years

  Intangible Assets and Goodwill

     Identifiable intangible assets consist primarily of certain rights, customer relationships and contracts. The identifiable intangible assets are amortized on the straight-line method over periods ranging from one to five years. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in conjunction with business acquisitions and is amortized on the straight-line basis over a five year period. (See Note 3.)

  Long Lived Assets

     The Company evaluates long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their estimated remaining lives. Impairment reserves are provided for the excess of the carrying amount of an asset exceeds the fair market value of the asset. The Company determined that, as of June 30, 2000 and March 31, 2000, there had been no impairment in the carrying value of its long-lived assets.

  Trade Payable and Other Liabilities

     Trade payable and other liabilities includes liabilities incurred during the normal course of business and obligations under capital leases and license fees payable.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

  Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. At June 30, 2000 and 1999, the Company had no comprehensive income.

  Revenue and Profit Recognition

     Revenues from construction and development activities are recognized on a completed contract basis. The related profit is recognized in full when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. Revenues and expenses related to leasing, management, and financing activities are recognized at the time service is provided.

  Loss Per Share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS"). Basic EPS equals net income divided by the number of weighted average common shares. Diluted EPS includes potentially dilutive securities such as stock options and convertible securities. The effect of shares issuable upon exercise of convertible preferred stock, warrants and stock options is anti-dilutive, therefore diluted earnings per share is not presented in a comparative format.

3. ACQUISITIONS

  AmTec, Inc.

     On April 28, 2000, THI merged with and into AmTec, a publicly traded international telecommunications and services company, pursuant to an agreement dated November 24, 1999 and approved by the stockholders of AmTec on April 28, 2000 ("AmTec merger").

     The AmTec merger was accounted for using the purchase method of accounting, with THI treated as the acquirer for accounting purposes. As a result, the assets and liabilities of THI are recorded at historical values and the assets and liabilities of AmTec are recorded at their estimated fair values at the date of the merger. The purchase price was based on market capitalization of AmTec using $0.99 per AmTec common share, the average closing price of AmTec shares, for a period immediately before and after the proposed announcement on November 9, 1999 of the AmTec merger, plus certain merger related costs.

     The following unaudited condensed results of operations for the three months ended June 30, 2000 and 1999 were prepared assuming the merger occurred on April 1, 2000 and 1999, respectively.

                                                              FOR THE THREE MONTHS ENDED
                                                                       JUNE 30,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
Revenue.....................................................  $ 1,825,000    $ 5,475,000
Net loss....................................................   (6,343,000)    (3,500,000)
Basic and diluted net loss per share........................        (0.03)         (0.02)

     The amounts for the three months ended June 30, 2000 include AmTec's actual results for the period April 1, 2000 to April 28, 2000. The amounts for the three months ended June 30, 1999 include AmTec's actual results for the three months ended June 30, 1999. In preparing the pro forma information, various assumptions were made. This information is not necessarily indicative of what would have occurred had these transactions occurred as of April 1, 2000 and 1999, nor is it indicative of the results of future combined operations.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

  Telecom Routing Exchange Developers, Inc.

     On May 31, 2000, the Company acquired Telecom Routing Exchange Developers, Inc. ("T-Rex"), a corporation holding rights to develop and manage facilities catering to the telecommunications industry, in exchange for eight million shares of common stock. Since the Company was a non-public entity at the time the AmTec merger was announced and the terms were conditional on the consummation of the AmTec merger, the purchase price was based on the closing price of the Company's common stock of $1.94 per common share on the acquisition date. The effect of this transaction on the Company's consolidated financial statements was not material.

  Post Shell Technology Contractors, Inc.

     On June 23, 2000, the Company acquired all of the outstanding stock of Post Shell Technology Contractors, Inc. ("Post Shell"), a provider of construction services, in exchange for three million shares of common stock. The acquisition was accounted for using the purchase method of accounting. The purchase price was based on the market capitalization of the Company using an average closing price of $2.81 per common share for a period immediately before and after the announcement of the acquisition on June 26, 2000. The effect of this transaction on the Company's consolidated financial statements was not material.

     Acquisitions during the three month period ended June 30, 2000 are summarized as follows:

                                                     AMTEC         T-REX      POST SHELL
                                                  -----------   -----------   -----------
Assets:
  Cash and cash equivalents.....................  $ 1,508,803   $   248,210   $   307,260
  Restricted cash...............................           --        30,000            --
  Accounts receivable...........................           --       238,322     2,325,020
  Investments and option agreements.............   12,228,209       172,970            --
  Notes receivable..............................      344,438            --            --
  Furniture and equipment.......................       48,355        46,038        55,556
  Other assets..................................      279,143        61,275        17,785
  Identifiable intangible assets................           --    15,785,558     1,283,000
  Goodwill......................................   35,519,223            --     7,126,748
                                                  -----------   -----------   -----------
          Total assets assumed..................  $49,928,171   $16,582,373   $11,115,369
                                                  ===========   ===========   ===========
Liabilities:
  Notes payable.................................  $        --   $        --   $     4,924
  Trade payable and other liabilities...........      479,060     1,082,373     2,680,445
                                                  -----------   -----------   -----------
          Total liabilities assumed.............      479,060     1,082,373     2,685,369
Equity assumed..................................   48,649,111            --            --
Issuance of common stock........................           --    15,500,000     8,430,000
Estimated merger costs..........................      800,000            --            --
                                                  -----------   -----------   -----------
                                                  $49,928,171   $16,582,373   $11,115,369
                                                  ===========   ===========   ===========

     Some allocations are based on studies and valuations which are being finalized. Management does not believe that the final purchase price allocation will produce materially different results than those reflected herein.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

4. REAL ESTATE INVENTORIES

     Real estate inventories are summarized as follows:

                                                               JUNE 30,      MARCH 31,
                                                                 2000          2000
                                                              -----------   -----------
                                                              (UNAUDITED)
Work in progress............................................  $ 9,162,340   $ 8,566,697
Completed inventories.......................................    2,710,706     3,230,609
                                                              -----------   -----------
                                                              $11,873,046   $11,797,306
                                                              ===========   ===========

5. INVESTMENTS IN UNCONSOLIDATED ENTITIES

     The Company has a 70% ownership interest in Hebei Equipment. Since the Company intends to dispose of its interest, the investment is carried at its estimated $1,828,000 liquidation value.

     In April 2000, the Company purchased, for $3.5 million, a 26.9% ownership interest in Boca Technology Center, LLC, an entity formed for the purpose of acquiring and operating the property formerly known as Blue Lake Technology Center, a 1,770,000 square foot mixed use facility in Boca Raton, Florida.

     In March 2000, the Company purchased, for $447,930, a 19.8% interest in Cleveland Technology Center, LLC, an entity formed for the purpose of acquiring and operating the property formerly known as The Cleveland Technology Center, a mixed use facility in Cleveland, Ohio.

6. OPTION AGREEMENTS

     The Company has an option to acquire up to 50% ownership interest in IXS.NET, a private IP fax service provider in Asia. The Company valued this option at $2.4 million in the AmTec merger. The Company has an option to acquire 30% of a newly formed entity which intends to provide value-added telecommunications services in China. The Company valued this option at $6.5 million in the AmTec merger.

7. OTHER ASSETS

     Other assets consist of the following:

                                                               JUNE 30,     MARCH 31,
                                                                 2000          2000
                                                              -----------   ----------
                                                              (UNAUDITED)
Prepaid expenses and other..................................  $  979,788    $1,057,340
Loan costs, net of accumulated amortization of $1,203,980
  and $1,095,595............................................     260,561       368,946
Prepaid investment costs....................................     830,802       410,591
Reimbursable construction costs and other expenses..........     100,433       140,496
                                                              ----------    ----------
                                                              $2,171,584    $1,977,373
                                                              ==========    ==========

8. REAL ESTATE HELD FOR SALE

     In April 2000, the Company sold its real estate held for sale, Terremark Centre, for approximately $58.8 million, and certain assets and liabilities related to the building were transferred to the purchaser at closing. No gain or loss was recognized on its sale. The cash proceeds were used to repay approximately $55.8 million in related debt.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

9. NOTES RECEIVABLE

     Notes receivable consist of the following:

                                                               JUNE 30,     MARCH 31,
                                                                 2000          2000
                                                              -----------   ----------
                                                              (UNAUDITED)
$3,000,000 million line of credit to Spectrum
  Telecommunications Corp., $2,500,000 and $1,000,000
  principal outstanding at June 30, 2000 and March 31, 2000,
  respectively, interest accrues annually at 10%............  $2,544,520    $1,002,740
Notes receivable from AmTec, Inc., $1,125,000 principal,
  interest accrues annually at 10%
  Interest and principal due July 1, 2000...................          --     1,162,705
Note receivable from a corporation, $200,000 principal,
  interest accrues annually at 8%
  Interest and principal due upon demand....................     224,636       220,647
Note receivable from a corporation, $360,000 principal
  collateralized by second lien on condominium units,
  interest accrues annually at 9% Interest and principal due
  August 27, 2002...........................................     377,398       369,321
                                                              ----------    ----------
                                                              $3,146,554    $2,755,413
                                                              ==========    ==========

10. NOTES PAYABLE

     Notes payable consist of the following:

                                                               JUNE 30,      MARCH 31,
                                                                 2000          2000
                                                              -----------   -----------
                                                              (UNAUDITED)
Note payable to a commercial lender, collateralized by a
  first mortgage on real estate. Principal payable in
  installments as condominium units are sold. Interest
  accrues at prime, payable through an interest reserve.
  Principal and unpaid interest due November 2000, with an
  option for two six month extensions. Guaranteed by a
  shareholder...............................................  $2,106,558    $ 2,681,998
Note payable to a corporation in seventy-five monthly
  installments of principal and interest beginning January
  1, 1999. Interest accrues at 9.5%.........................     270,554        272,397
$7.5 million and $15 million, respectively, line of credit
  facility with a financial institution, collateralized by a first mortgage on real estate. Interest accrues at 1% over prime, payable monthly. Outstanding balance and unpaid
  accrued interest due March 6, 2001........................   1,999,925     14,631,700
Balloon note payable to a corporation, interest accrues at
  15%. Principal and interest due April 18, 2002............   1,500,000             --

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

                                                               JUNE 30,      MARCH 31,
                                                                 2000          2000
                                                              -----------   -----------
                                                              (UNAUDITED)
Note payable to a financial institution, collateralized by a first mortgage on Terremark Centre and all future rents of the property. Principal and interest payable monthly based on a 20-year amortization at 7.74% until May 15, 2001 and
  at an adjustable rate thereafter. Remaining principal and
  interest due the earlier of demand or May 15, 2006........  $       --    $28,100,084
Notes payable to a corporation, collateralized by the
  partnership interests of Terremark Centre, Ltd. Principal, together with the greater of (a) all accrued and unpaid
  interest at a rate of 7%, beginning December 22, 1999 or
  (b) a minimum interest payment of $1,000,000, due upon
  sale of Terremark Centre..................................          --     27,097,900
Other.......................................................       4,924             --
                                                              ----------    -----------
                                                              $5,881,961    $72,784,079
                                                              ==========    ===========

     In June 2000, the Company amended its $15 million line of credit to reduce the maximum amount to $7.5 million. Additionally, in July 2000, the Company obtained a $750,000 letter of credit under its line of credit collateralizing a lease for additional office space. As of June 30, 2000, approximately $4.75 million was available for funding under the Company's line of credit.

     On July 25, 2000, the Company borrowed $7.5 million from an individual secured by a first mortgage on certain real estate inventories. The loan accrues interest at 12.0% per annum payable monthly and matures on March 1, 2001. In conjunction with this new loan, the Company cancelled its $7.5 million line of credit with a financial institution.

     Interest expense of $245,466 and $199,510, net of amounts capitalized to real estate inventories totaling $115,002 and $-0-, was recognized during the three months ended June 30, 2000 and 1999, respectively.

     The future maturities through June 30 for each of the following five years and thereafter of the Company's borrowings as of June 30, 2000 are as follows:

2001........................................................  $4,134,701
2002........................................................   1,525,606
2003........................................................      28,148
2004........................................................      30,941
2005........................................................      34,012
Thereafter..................................................     128,553
                                                              ----------
          Total.............................................  $5,881,961
                                                              ==========

11. CHANGES TO STOCKHOLDERS' EQUITY

     In addition to acquisitions effectuated through common stock transactions, the Company entered into the following equity transactions:

  Common Stock

     The Company sold 68,722,349 shares of common stock to a third party for approximately $28.1 million. The third party was the previous owner of Terremark Centre.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

  Convertible Preferred Stock

     On March 31, 1999, the holders of $3,597,474 of debt and $579,219 in accrued interest payable converted their debt and the accrued interest into 4,176,693 shares of convertible preferred stock. The $1 par value preferred stock has a 10% cumulative preferred dividend, payable annually commencing March 31, 2000. During April 2000, the preferred stock was acquired by certain members of the Company's management. Upon consummation of the AmTec merger, the preferred shares were converted into 7,853,985 shares of the Company's common stock.

  Series G Convertible Preferred Stock

     The Company assumed AmTec's 20 outstanding shares of Series G convertible preferred stock ("Series G Preferred") in the AmTec merger, which do not bear dividends. Conversion of the Series G Preferred into common stock is based on the issue price plus an 8% per annum non-compounding premium, divided by the lesser of: (a) $1.50 per Series G Preferred share or (b) the closing price of the Company's common stock, as reported on the American Stock Exchange, on the business day immediately preceding the conversion.

     The Series G Preferred also has a stated liquidation preference value of $100,000 per share plus 8% in-kind dividends since March 1999, the date of issuance. The holders have no voting rights except with respect to matters that affect rights related to the Series G Preferred.

  Stock Warrants

     In conjunction with the AmTec merger, the Company assumed 3,036,981 warrants to acquire common stock at prices ranging from $1.25 to $3.31 per share. The Company has assigned a value of $1,687,038 to the warrants. No warrants were exercised subsequent to the AmTec merger through June 30, 2000.

  Stock Options

     In conjunction with the AmTec merger, the Company adopted two stock option plans, which were the 1995 and 1996 stock option plans, and assumed all outstanding stock options. On June 23, 2000, the Board of Directors of the Company adopted, subject to stockholder approval, the 2000 stock option plan. Prior to the AmTec merger, the Company did not have a plan. Incentive and nonqualified options and stock appreciation rights may be granted to employees, officers, directors, and consultants of the Company. There are 12,500,000 shares of common stock reserved for issuance under the 1995 and 1996 plans and 5,000,000 under the 2000 plan. The exercise price of the options are determined by the board of directors, but in the case of an incentive stock option, the exercise price may not be less than 100% of the fair market value at the time of grant. Options vest over periods not to exceed ten years.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

     A summary of the status of all of the Company's stock options issued as of June 30, 2000 and changes during the quarter then ended is presented below:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                                           EXERCISE
                                                                NUMBER      PRICE
                                                              ----------   --------
Outstanding at beginning of period..........................          --    $  --
Assumed in merger...........................................   7,848,500     1.53
Granted.....................................................   3,406,099     3.26
Exercised...................................................     (80,000)    1.23
                                                              ----------    -----
Outstanding at end of period................................  11,174,599    $2.04
                                                              ----------    -----
Options exercisable at end of period........................   7,570,250    $1.54
                                                              ----------    -----
Weighted average fair value of options granted during the
  period....................................................                $2.89
                                                                            -----

     The Company has followed the guidelines under SFAS No. 123 to determine the fair value of options at the date of grant. The value was determined using an adjusted Black-Scholes option pricing model, which is generally accepted as appropriate primarily for short-term, exchange-traded options. For the purpose of valuing the Company's options, the following assumptions were used:

Risk-free rate..............................................  5.27 - 6.56%
Volatility..................................................     80 - 135%
Expected life...............................................      5 years
Expected dividends..........................................            0%

     The following table summarizes information about options outstanding at June 30, 2000:

                                                              AVERAGE                    NUMBER
                                               NUMBER        REMAINING     AVERAGE     EXERCISABLE
                                           OUTSTANDING AT   CONTRACTUAL    EXERCISE    OPTIONS AT
RANGE OF EXERCISE PRICES                   JUNE 30, 2000    LIFE (YEARS)    PRICE     JUNE 30, 2000
------------------------                   --------------   ------------   --------   -------------
$0.35 - 0.50.............................     3,525,000         4.86        $0.350      3,525,000
$0.50 - 1.00.............................       217,500         8.49         0.870        117,500
$1.01 - 1.50.............................       978,500         7.36         1.369        880,250
$1.51 - 2.00.............................        17,500         8.81         1.821         17,500
$2.01 - 3.00.............................     3,017,500         6.19         2.998      3,017,500
$3.01 - 4.00.............................     3,418,599         9.84         3.201         12,500
                                             ----------                                 ---------
                                             11,174,599                                 7,570,250
                                             ==========                                 =========

     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee options. Accordingly, no compensation cost has been recognized with respect to such awards. Had compensation cost for the Company's stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share for the quarter ended June 30, 2000, would have approximated the pro forma amounts indicated below:

Net loss applicable to common shares -- as reported.........  $(5,497,405)
                                                              -----------
Net loss applicable to common shares -- proforma............  $(6,363,096)
                                                              -----------
Loss per common share -- as reported........................  $     (0.04)
                                                              -----------
Loss per common share -- proforma...........................  $     (0.04)
                                                              -----------

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

12. INCOME TAXES

     The deferred tax provision consists of income taxes relating to differences between the tax bases of assets and liabilities and their financial reporting amounts.

                                                                JUNE 30,      MARCH 31,
                                                                  2000          2000
                                                              ------------   -----------
                                                              (UNAUDITED)
Deferred tax assets:
  Charitable contributions..................................  $    200,355   $   199,704
  Deferred revenue (percentage of completion vs completed
     contract)..............................................       316,742       315,292
  Capitalized start-up costs................................     6,292,379            --
  Equity basis in foreign investment........................       164,401            --
  Allowances and other......................................       166,938       166,938
  Net operating loss carryforwards..........................    10,666,406     2,745,673
  Tax credits...............................................       511,780       245,780
                                                              ------------   -----------
          Total deferred tax assets.........................    18,319,001     3,673,387
                                                              ------------   -----------
Valuation allowance.........................................   (18,200,323)   (3,553,499)
                                                              ------------   -----------
Deferred tax liability:
  Excess of book basis over tax basis on real estate
     investment.............................................      (109,758)     (109,758)
  Other.....................................................        (8,920)      (10,130)
                                                              ------------   -----------
          Total deferred tax liability......................      (118,678)     (119,888)
                                                              ------------   -----------
          Net deferred tax asset............................  $         --   $        --
                                                              ============   ===========

     The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has established a valuation allowance against deferred tax assets of $18,200,323 and $3,553,499 as of June 30, 2000 and March 31, 2000, respectively, since the Company has a history of operating losses and in the near term does not expect taxable income. Accordingly, the deferred tax asset will likely not be realized.

     As of June 30, 2000, the Company had federal and state net operating loss carryforwards of approximately $25.0 million, which begin to expire in 2011. The utilization of the net operating losses generated prior to the AmTec merger may be limited by the Internal Revenue Code.

     The reconciliation between the statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                                              FOR THE THREE
                                                               MONTHS ENDED
                                                                 JUNE 30,
                                                              --------------
                                                              2000     1999
                                                              -----    -----
Rate reconciliation
Statutory rate..............................................  (34.0)%   34.0%
State income taxes, net of federal income tax benefit.......   (2.9)     3.0
Other permanent differences.................................    9.3       --
Increase (decrease) in valuation allowance..................   27.6    (37.0)
                                                              -----    -----
Effective tax rate..........................................    0.0%     0.0%
                                                              =====    =====

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES

  Leasing Activities

     The Company leases space for its property management operations, office equipment and furniture under operating leases. Certain equipment is also leased under a capital lease, which is summarized as follows:

                                                                     JUNE 30,     MARCH 31,
                                                           TERM        2000         2000
                                                          -------   -----------   ---------
                                                                    (UNAUDITED)
Furniture and equipment.................................  5 years    $111,654     $111,654
Computers and other equipment...........................  3 years     216,412      216,412
                                                                     --------     --------
                                                                      328,066      328,066
Less: accumulated amortization..........................               74,045       68,462
                                                                     --------     --------
Net capitalized leased asset............................             $254,021     $259,604
                                                                     ========     ========

     At June 30, 2000, future minimum lease payments through June 30 of each of the following five years and thereafter under non-cancellable operating and capital leases having a remaining term in excess of one year are as follows:

                                                              CAPITAL    OPERATING
                                                               LEASES      LEASES
                                                              --------   ----------
2001........................................................  $109,208   $  806,621
2002........................................................   109,208    1,090,952
2003........................................................    43,662    1,059,975
2004........................................................     2,334    1,033,150
2005........................................................     2,334      922,830
Thereafter..................................................        --    3,508,470
                                                              --------   ----------
          Total minimum lease payments......................   266,746   $8,421,998
                                                                         ==========
          Amount representing interest......................    31,358
                                                              --------
          Present value of net minimum lease payments.......  $235,388
                                                              ========

     Operating lease expense amounted to $177,721 and $10,148 for the three months ended June 30, 2000 and 1999, respectively.

  Litigation

     The Company is a defendant in various lawsuits arising in the ordinary course of business. Management, after consultation with its legal counsel, believes its positions to be meritorious. However, in the event that decisions are adverse, management does not believe the outcome of these matters would have a material effect on the consolidated financial statements.

  Contingent Profit

     In conjunction with the sale in August 1998 of its interest in certain real estate, the Company entered into an agreement with the buyer wherein the Company is entitled to an additional contingent payment of $2.75 million plus a 10% cumulative return on the payment. The fee is due when the buyer has recovered its invested capital plus a 10% return. The Company also has a right to share in additional funds distributed above these returns. While the Company has recognized the gain from the sale, it has not recognized any income under the contingent payment provisions as of June 30, 2000.

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

  Other

     The Company has unconditionally guaranteed payment of a first mortgage on inventory sold in December 1999. As of June 30, 2000, $740,000 is outstanding under the mortgage.

14. RELATED PARTY TRANSACTIONS

     Due to the nature of the following relationships, the terms of the respective agreements might not be the same as those that would result from transactions among wholly unrelated parties. All significant related party transactions require approval by the Company's board of directors.

     Certain officers and executives of the Company own partnership interests in two office buildings. The Company provides management services to both partnerships for a fee. Management fees earned totaled $28,515 and $32,303 for the three month periods ended June 30, 2000 and 1999.

     During the three month periods ended June 30, 2000 and 1999, the Company provided management services to the Fortune House Condominium Association. The Company recorded as income $12,500 relating to the services performed during each period.

15. INFORMATION ABOUT THE COMPANY'S OPERATING SEGMENTS

     The Company has three reportable business segments, real estate services, telecom facilities management and telecom services. The real estate services segment develops, constructs and sells condominiums and engages in construction, development and management of other real estate projects. The telecom facilities management segment develops, manages and leases facilities catering primarily to the telecommunications industry. The telecom services segment represents investments related to telecommunications entities. The Company's reportable segments are strategic business operations that offer different products and services. They are managed separately because each business requires different expertise and marketing strategies.

     The accounting policies of the segments are the same as those described in significant accounting policies. Revenues generated among segments are recorded at rates similar to those recorded in third-party transactions. Transfers of assets and liabilities between segments are recorded at cost. The Company evaluates performance based on the segment's net operating results. The following presents information about reportable segments.

                                                             TELECOM
                                             REAL ESTATE   FACILITIES      TELECOM
                                              SERVICES     MANAGEMENT     SERVICES        TOTAL
                                             -----------   -----------   -----------   ------------
For the Three Months Ended June 30, 2000
Revenue....................................  $ 1,749,375   $    75,407   $        --   $  1,824,782
Loss from operations.......................   (1,494,424)     (791,260)   (2,218,199)    (4,503,883)
Net loss...................................   (2,411,048)     (791,260)   (2,295,097)    (5,497,405)
1999
Revenue....................................  $ 5,474,949   $        --   $        --   $  5,474,949
Loss from operations.......................     (567,721)           --            --       (567,721)
Net loss...................................     (839,098)           --            --       (839,098)
Assets, As of
June 30, 2000..............................  $31,767,866   $20,446,221   $55,844,428   $108,058,515
March 31, 2000.............................   77,998,146            --            --     77,998,146

                   TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

16. SUBSEQUENT EVENT

     In August 2000, the Company acquired 80% of Spectrum Telecommunications Corp. ("Spectrum") common stock in exchange for (a) three million shares of the Company's common stock and (b) forgiveness of the outstanding balance due under the Company's line of credit, approximately $3.5 million, to Spectrum. The Company has a further option for a period of 18 months from the date of exercise of the first option to acquire the balance of Spectrum's capital stock in exchange for $10 million or 1,500,000 shares of Fusion Telecommunications International, Inc. common stock. As of June 30, 2000, the Company had advanced $2.5 million to Spectrum under the line of credit.

                                 412,500 SHARES

                           TERREMARK WORLDWIDE, INC.

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                                October  , 2000

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, ANY INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY CIRCUMSTANCES IN WHICH THIS OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         We estimate that expenses in connection with the distribution described in this registration statement will be as follows. All expenses incurred with respect to the distribution will be paid by us, and such amounts, with the exception of the Securities and Exchange Commission registration fees, are estimates.


SEC registration fee........................................   $   253.74
Accounting fees and expenses................................    10,000.00
Legal fees and expenses.....................................     5,000.00
Printing and engraving expenses.............................     5,000.00
Miscellaneous...............................................       246.26
                                                               ----------
Total.......................................................   $20,500.00
                                                               ==========




ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware, our certificate of incorporation eliminates the liability of our directors to us or our stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith, and certain other liabilities.

         Our certificate of incorporation, and bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporate Law.

         Section 145 of the General Corporate Law authorizes indemnification when a person is made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably incurred by him or her in connection therewith.

         If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to he liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper. Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

         Our board of directors has approved, and we are in the process of entering into, indemnification agreements with all of our directors and senior officers. These indemnification agreements provide, in pertinent part, that we shall indemnify an indemnitee who is or was a party or is threatened, pending or completed action or proceeding whether civil, criminal, administrative or investigative by reason of the fact that the indemnitee is or was our director or senior officer. We shall advance all expenses, judgments, fines, penalties and amounts paid in settlement (including taxes imposed on indemnitee on account of receipt of such payouts) incurred by the indemnitee in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding as described above. The indemnitee shall repay such amounts advanced only if it shall be ultimately determined that he or she is not entitled to be indemnified by us. The advances paid to the indemnitee by us shall be delivered within 20 days following a written request by the indemnitee. Any award of indemnification to an indemnitee, if not covered by insurance, would come directly from our assets, thereby affecting a stockholder's investment.

         We have obtained directors' and officers' liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $3,000,000.

ITEM 16.  EXHIBITS

         The following exhibits, which are furnished with this registration statement or incorporated by reference, are filed as part of this registration statement:

          3.1     Restated Certificate of Incorporation of the Registrant
          3.2     Restated Bylaws of the Registrant (1)
          5.1     Opinion of Greenberg Traurig, P.A.
         10.1 Form of Indemnification Agreement for Senior Officers and Directors (2)
         23.1     Consent of Deloitte & Touche LLP
         23.2     Consent of PricewaterhouseCoopers LLP
         23.3     Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)
         24.1     Power of Attorney (included on signature page)


------------------

(1) Incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form S-3 filed May 15, 2000.
(2) Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-3/A filed on September 1, 2000.

ITEM 17. UNDERTAKINGS

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement.

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, state of Florida, on October 13, 2000.


                                       TERREMARK WORLDWIDE, INC.

                                       By: /s/ MANUEL D. MEDINA
                                          -------------------------------------
                                          Manuel D. Medina
                                          Chairman of the Board
                                          Chief Executive Officer



                        SIGNATURES AND POWER OF ATTORNEY

         Each person whose signature appears below hereby appoints Brian K. Goodkind his true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

         Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  Signature                                          Title                                Date
                  ---------                                          -----                                ----


/s/ MANUEL D. MEDINA                            Chairman of the Board, Chief Executive Officer     October 13, 2000
---------------------------------------                     (Principal Executive)
Manuel D. Medina


/s/ TIMOTHY ELWES                                                  Director                        October 13, 2000
---------------------------------------
Timothy Elwes


/s/ IRVING A. PADRON, JR.                         Senior Vice-President and Chief Financial        October 13, 2000
---------------------------------------                            Officer
Irving A. Padron, Jr.



/s/ CLIFFORD J. PREMINGER                                          Director                        October 13, 2000
---------------------------------------
Clifford J. Preminger


/s/ MARVIN S. ROSEN                                                Director                        October 13, 2000
---------------------------------------
Marvin S. Rosen


/s/ MIGUEL ROSENFELD                                               Director                        October 13, 2000
---------------------------------------
Miguel Rosenfeld


/s/ JOEL A. SCHLEICHER                                             Director                        October 13, 2000
---------------------------------------
Joel A. Schleicher


/s/ KENNETH I. STARR                                               Director                        October 13, 2000
---------------------------------------
Kenneth I. Starr


/s/ JOSEPH R. WRIGHT, JR.                                          Director                        October 13, 2000
---------------------------------------
Joseph R. Wright, Jr.


/s/ BRIAN K. GOODKIND                            Executive Vice President and Chief Operating      October 13, 2000
---------------------------------------                            Officer
Brian K. Goodkind



                                  EXHIBIT INDEX

       Exhibits
       --------

          3.1     Restated Certificate of Incorporation of the Registrant

          3.2     Restated Bylaws of the Registrant (1)

          5.1     Opinion of Greenberg Traurig, P.A.

         10.1 Form of Indemnification Agreement for Senior Officers and Directors (2)

         23.1     Consent of Deloitte & Touche LLP

         23.2     Consent of PricewaterhouseCoopers LLP

         23.3     Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.1)

         24.1     Power of Attorney (included on signature page)


-------------------

(1) Incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form S-3 filed May 15, 2000.

(2) Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-3/A filed on September 1, 2000.